FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR AUGUST 2, 2002

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of Registrant as specified in its charter)

Kingdom of Spain
(Jurisdiction of incorporation)
Plaza de San Nicolás 4
48005 Bilbao, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

FORM 20-F_X_ FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO_X_

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item 1

BBVA Group in the First Half of 2002

The second quarter of the year has been characterized by the uncertainty surrounding the recovery of the economic pulse and corporate earnings and by a great deal of market instability. Adding to the depreciation of the dollar against the euro in the quarter was the depreciation of the majority of Latin American currencies vis-à-vis the U.S. dollar.

In this context, the highlight of BBVA Group earnings was the fine performance of recurrent income, like in the previous quarter; however, the high provisions allocated during the period, after applying criteria of great prudence and foresight, conditioned the first-half attributable profit, which amounted to 1,166 million euros, 8.9% less than in the same period of 2001.

As a consequence of the continuation of the special circumstances facing Argentina's financial system, just as in the previous quarter, a pro forma account is being presented with Argentina carried by the equity method, thus allowing a more precise analysis of the Group's performance compared against the preceding year. The figures relating to the balance sheet and business activity include Argentina, although the figures and performance excluding this country, as regards the most relevant magnitudes, appear as a memorandum item.

Operating income grew 16.3% year-on-year, with Argentina carried by the equity method, and 15.9% excluding dividends and financial operations (the evolution of which is irregular throughout the year). The contributions of the areas of Spanish and Portuguese Retail Banking and Banking in America are noteworthy.
Ordinary revenue increased 4.2%, with growth in the core revenue lines. Excluding Argentina, and as per a constant exchange rate, lending grew 7.3% year-on-year, and total customer funds managed 3.5%. The domestic business was more dynamic, increasing around 10% in lending as well as in transactional deposits.
Operating expenses fell 4.3%, with reductions in all business areas. An adequate management of income and expenses yielded an improvement of 4.2 points in the efficiency ratio, to 47.6%.

As opposed to the positive performance of the most recurrent revenues, of the remaining headings of the income statement leading down to profit, the year-on-year reduction of income from Group operations, in spite of the capital gain obtained in the second quarter on the sale of 23.9% of Metrovacesa, as well as of income from companies carried by the equity method and, above all, the 56.2% increase in total provisions to 1,464 million euros, should be highlighted. The extraordinary provisions allocated in the first half included 209 million euros to adjust the earnings derived from its interest in Telefónica to the losses announced by this company and 159 million euros allocated to writing off the commitments acquired in the purchase of Corpbanca. Net loan loss provisions also increased as a consequence of the country-risk allocation of 117 million euros due to the reclassification of Argentina to Group 5 and the higher provisions allocated in Banking in America.

Due to these factors, pre-tax profit dropped 21.9% in y-o-y terms to 1,872 million euros. Due to the lower capital gains tax and the deductibility of certain allocations, together with the lower minorities due to the higher interest in Bancomer, attributable profit at the end of the first six months of the year amounted to 1,166 million euros. On account of the lower capital gains tax and the deductibility of certain allocations, together with the lower minorities due to the higher interest in Bancomer, attributable profit at the end of the first six months of the year amounted to 1,166 million euros.

At the end of the six-month period, the NPL ratio, 1.63% (excluding Argentina) held at the level of twelve months ago, with coverage of 195.2%. Furthermore, the Group continues to show a solid financial strength, with a BIS ratio of 12.5%, and a ratio of 10.7%, as per Bank of Spain regulations.

During the second quarter of the year, the Group deployed an intense commercial activity in the domestic market. The deposit BBVA Dinámico, the guaranteed mutual fund Mundibolsa Garantizado and the Nova Oro credit card were launched, and the campaign for direct deposit of payrolls and pensions and the advantages of the mortgage product Hipoteca Fácil were expanded, thus strengthening the leadership position in the mortgage segment. In addition, in order to take advantage of the complementary nature of their businesses, online bank Uno-e and the consumer financing business of Finanzia were integrated, giving way to a bank with more than 2 million customers and ample possibilities for cross-selling.

Noteworthy events of the quarter include the acquisition of an additional 3% in the capital of BBVA Bancomer, as a consequence of which the stake in the Group's most important Latin American franchise now exceeds 51%.

In the month of June, the Board of Directors approved new principles of Corporate Governance, which stand at the forefront of international requirements, with the fundamental goal of increasing transparency. The Board will have a maximum of 18 members, and independent directors (defined pursuant to New York Stock Exchange requisites) will represent a clear majority on the Board and on the Standing and Risk Committees. Furthermore, the Audit and Compliance and Remuneration Committees will be formed entirely by independent directors. Age limits are also established for the Chairman, Chief Executive Officer and the Directors.

On July 10, the first interim dividend against fiscal year 2002 earnings was distributed in the amount of 0.09 euros gross per share, up 5.9% on the dividend paid last year.

BBVA Group highlights

(Consolidated figures)

	30-06-02	30-06-01	Δ% (YoY)
BALANCE SHEET (millions of euros)			
Total assets	283,100	308,343	-8.2
Total lending (gross)	146,236	148,843	-1.8
Customer funds recorded on balance sheet	183,375	201,130	-8.8
Other customer funds managed	115,109	128,345	-10.3
Total customer funds managed	298,484	329,475	-9.4
Shareholders' funds (including profit of the year)	13,230	14,781	-10.5
INCOME STATEMENT (millions of euros) *(1H)*			
Net interest income	4,258	4,268	-0.2
Basic margin	6,140	6,269	-2.1
Ordinary revenue	6,492	6,496	-0.1
Operating income	2,995	2,655	12.8
Operating income (Argentina consolidated by equity method)	2,752	2,367	16.3
Pre-tax profit	1,875	2,476	-24.2
Net attributable profit	1,166	1,280	-8.9
PER SHARE DATA AND MARKET CAPITALISATION (30-06)			
Share price	11.45	15.28	-25.1
Market capitalisation (millions of euros)	36,593	48,833	-25.1
Net attributable profit *(1H)*	0.36	0.40	-8.9
Book value	4.14	4.63	-10.5
PER (Price Earnings Ratio; times) *(1)*	14.1	20.7	
P / BV (Price /Book value; times)	2.8	3.3	
RELEVANT RATIOS (%)			
Operating income / ATA	2.04	1.77	
ROE (Net attributable profit / Average equity) *(2)*	17.2	19.7	
ROA (Net income / Average total assets) *(2)*	0.94	1.14	
RORWA (Net income / Risk weighted assets) *(2)*	1.72	2.03	
Cost / income ratio	46.3	51.2	
NPL ratio	1.86	1.75	
Coverage ratio	178.5	210.4	
CAPITAL ADEQUACY RATIOS (BIS regulations) (%)			
Total	12.5	12.2	
TIER I	8.3	9.5	
OTHER INFORMATION			
Number of shares (millions)	3,196	3,196	
Number of shareholders	1,180,843	1,220,915	
Number of employees	95,171	103,097	
• Spain	31,392	32,824	
• America *(3)*	61,726	68,175	
• Rest of the world	2,053	2,098	
Number of branches	7,685	8,777	
• Spain	3,436	3,817	
• America *(3)*	4,038	4,738	
• Rest of the world	211	222	

N.B.: Non-audited data. Consolidated statements follow generally accepted accounting principles of Bank of Spain Circular 4/91 and later Circulars.

(1) The 1H02 PER is calculated taking into consideration the mean of the analysts' estimates (July 2002)

(2) Calculated with data from the last four quarters.

(3) This heading includes BBVA Group's banking and pension management activities in all Latin American countries in wich it is present.

BBVA Group: Consolidated balance sheet

(Millons of euros)

	30-06-02	Δ% (YoY)	31-03-02	30-06-01
Cash on hand and on deposit at Central Banks	7,208	5.6	8,394	6,824
Due from credit entities	18,698	-35.8	21,625	29,143
Total net lending	141,382	-1.4	147,043	143,362
Fixed-income portfolio	73,483	-12.4	83,167	83,837
• Government debt securities	20,636	22.7	20,535	16,824
• Other debt securities	52,847	-21.1	62,632	67,013
Equities portfolio	11,090	-3.2	10,727	11,462
• Companies carried by the equity method	7,127	-16.9	7,205	8,579
• Other holdings	3,963	37.5	3,522	2,883
Goodwill in consolidation	4,480	-4.0	4,492	4,667
Property and equipment	5,085	-25.5	5,928	6,829
Treasury Stock	45	21.9	88	37
Prior years' losses at consolidated companies	3,162	69.6	2,675	1,864
Other assets	18,467	-9.1	19,193	20,318
TOTAL ASSETS	**283,100**	**-8.2**	**303,332**	**308,343**
Due to credit entities	56,566	-9.7	63,358	62,661
Customer funds	183,375	-8.8	195,607	201,130
• Deposits	149,901	-10.3	161,982	167,069
• Marketable debt securities	26,652	-5.9	26,342	28,323
• Subordinated debt	6,822	18.9	7,283	5,738
Other liabilities	20,338	2.8	19,873	19,790
Net income	1,594	-11.5	803	1,802
Minority interests	5,956	-21.2	7,301	7,557
Capital	1,566	-	1,566	1,566
Reserves	13,705	-1.0	14,824	13,837
TOTAL LIABILITIES	**283,100**	**-8.2**	**303,332**	**308,343**
Other customer funds managed	115,109	-10.3	126,144	128,345
• Mutual funds	46,604	-8.6	50,518	51,009
• Pension funds	36,216	-12.9	40,447	41,579
• Customers' portfolios and assets	32,289	-9.7	35,179	35,757
MEMORANDUM ITEMS(1) :				
Average total assets	299,214	-0.3	303,907	300,173
Risk-weighted average assets	169,952	0.8	170,268	168,655
Average shareholders' funds	13,075	4.1	13,243	12,566

(1) Calculated with data from the last four quarters.

BBVA Group: Consolidated income statement

(Millons of euros)

	1H02	Δ% (YoY)	1H01
Financial revenues	9,181	-20.7	11,574
Financial expenses	-5,138	-32.3	-7,593
Dividends	215	-25.0	287
NET INTEREST INCOME	**4,258**	**-0.2**	**4,268**
Net fee income	1,882	-5.9	2,001
BASIC MARGIN	**6,140**	**-2.1**	**6,269**
Market operations	352	54.7	227
ORDINARY REVENUE	**6,492**	**-0.1**	**6,496**
• Personnel costs	-1,943	-8.3	-2,118
• General expenses	-1,065	-11.7	-1,206
General administrative expenses	*-3,008*	*-9.5*	*-3,324*
Depreciation and amortization	-343	-8.5	-374
Other operating revenues and expenses (net)	-146	2.6	-143
OPERATING INCOME	**2,995**	**12.8**	**2,655**
Net income from comp. carried by the eq. method	80	-69.5	261
MEMORANDUM ITEM: DIVIDENDS RECEIVED	***-159***	***-33.6***	***-240***
Amortization of goodwill in consolidation	-262	14.5	-229
Net income on Group transactions	485	-24.2	640
Net loan loss provisions	*-993*	*52.4*	*-651*
• Gross provisions	-1,329	36.5	-974
• Reversals	234	57.3	149
• Recoveries	102	-41.3	174
Net securities writedowns	3	n.s.	-12
Extraordinary items (net)	-433	130.3	-188
PRE-TAX PROFIT	**1,875**	**-24.2**	**2,476**
Corporate income tax	-281	-58.3	-674
NET INCOME	**1,594**	**-11.5**	**1,802**
Minority interests	*-428*	*-17.9*	*-522*
• Preference shares	-150	-0.5	-151
• Other	-278	-25.0	-371
NET ATTRIBUTABLE PROFIT	**1,166**	**-8.9**	**1,280**

BBVA Group: Consolidated income statement (Argentina consolidated by equity method)

(Millons of euros)

	1H02	Δ% (YoY)	1H01
Financial revenues	8,363	-23.4	10,917
Financial expenses	-4,611	-36.7	-7,280
Dividends	215	-24.9	286
NET INTEREST INCOME	**3,967**	**1.1**	**3,923**
Net fee income	1,817	2.8	1,768
BASIC MARGIN	**5,784**	**1.6**	**5,691**
Market operations	353	79.5	196
ORDINARY REVENUE	**6,137**	**4.2**	**5,887**
• Personnel costs	-1,888	-3.1	-1,948
• General expenses	-1,030	-6.5	-1,101
General administrative expenses	*-2,918*	*-4.3*	*-3,049*
Depreciation and amortization	-327	-3.0	-337
Other operating revenues and expenses (net)	-140	4.3	-134
OPERATING INCOME	**2,752**	**16.3**	**2,367**
Net income from comp. carried by the eq. method	79	-78.2	363
MEMORANDUM ITEM: DIVIDENDS RECEIVED	***-159***	***-33.6***	***-240***
Amortization of goodwill in consolidation	-262	14.5	-229
Net income on Group transactions	485	-24.2	640
Net loan loss provisions	*-910*	*54.4*	*-590*
• Gross provisions	-1,233	38.7	-889
• Reversals	226	54.2	146
• Recoveries	97	-36.7	153
Net securities writedowns	3	n.s.	-12
Extraordinary items (net)	-275	92.3	-143
PRE-TAX PROFIT	**1,872**	**-21.9**	**2,396**
Corporate income tax	-278	-55.5	-626
NET INCOME	**1,594**	**-10.0**	**1,770**
Minority interests	*-428*	*-12.8*	*-490*
• Preference shares	-151	-0.5	-151
• Other	-277	-18.3	-339
NET ATTRIBUTABLE PROFIT	**1,166**	**-8.9**	**1,280**

Item 2



first half

BBVA



2002
QUARTERLY REPORT

first half

Contents



Highlights

BBVA Group highlights

(Consolidated figures)

	30-06-02	30-06-01	Δ% (YoY)
BALANCE SHEET (millions of euros)			
Total assets	283,100	308,343	(8.2)
Total lending (gross)	146,236	148,843	(1.8)
Customer funds recorded on balance sheet	183,375	201,130	(8.8)
Other customer funds managed	115,109	128,345	(10.3)
Total customer funds managed	298,484	329,475	(9.4)
Shareholders' funds (including profit of the year)	13,230	14,781	(10.5)
INCOME STATEMENT (millions of euros) (1H)			
Net interest income	4,258	4,268	(0.2)
Basic margin	6,140	6,269	(2.1)
Ordinary revenue	6,492	6,496	(0.1)
Operating income	2,995	2,655	12.8
Operating income (Argentina consolidated by equity method)	2,752	2,367	16.3
Pre-tax profit	1,875	2,476	(24.2)
Net attributable profit	1,166	1,280	(8.9)
PER SHARE DATA AND MARKET CAPITALISATION (30-06)			
Share price	11.45	15.28	(25.1)
Market capitalisation (millions of euros)	36,593	48,833	(25.1)
Net attributable profit (1H)	0.36	0.40	(8.9)
Book value	4.14	4.63	(10.5)
PER (Price Earnings Ratio; times) (1)	14.1	20.7	
P / BV (Price /Book value; times)	2.8	3.3	
RELEVANT RATIOS (%)			
Operating income / ATA	2.04	1.77	
ROE (Net attributable profit / Average equity) (2)	17.2	19.7	
ROA (Net income / Average total assets) (2)	0.94	1.14	
RORWA (Net income / Risk weighted assets) (2)	1.72	2.03	
Cost / income ratio	46.3	51.2	
NPL ratio	1.86	1.75	
Coverage ratio	178.5	210.4	
CAPITAL ADEQUACY RATIOS (BIS regulations) (%)			
Total	12.5	12.2	
TIER I	8.3	9.5	
OTHER INFORMATION			
Number of shares (millions)	3,196	3,196	
Number of shareholders	1,180,843	1,220,915	
Number of employees	95,171	103,097	
• Spain	31,392	32,824	
• America (3)	61,726	68,175	
• Rest of the world	2,053	2,098	
Number of branches	7,685	8,777	
• Spain	3,436	3,817	
• America (3)	4,038	4,738	
• Rest of the world	211	222	

N.B.: Non-audited data. Consolidated statements follow generally accepted accounting principles of Bank of Spain Circular 4/91 and later Circulars.

(1) The 1H02 PER is calculated taking into consideration the mean of the analysts' estimates (July 2002).
(2) Calculated with data from the last four quarters.
(3) This heading includes BBVA Group's banking and pension management activities in all Latin American countries in which it is present.



BBVA Group in the First Half of 2002

The second quarter of the year has been characterized by the uncertainty surrounding the recovery of the economic pulse and corporate earnings and by a great deal of market instability. Adding to the depreciation of the dollar against the euro in the quarter was the depreciation of the majority of Latin American currencies vis-à-vis the U.S. dollar.

In this context, the highlight of BBVA Group earnings was the fine performance of recurrent income, like in the previous quarter; however, the high provisions allocated during the period, after applying criteria of great prudence and foresight, conditioned the first-half attributable profit, which amounted to 1,166 million euros, 8.9% less than in the same period of 2001.

As a consequence of the continuation of the special circumstances facing Argentina's financial system, just as in the previous quarter, a pro forma account is being presented with Argentina carried by the equity method, thus allowing a more precise analysis of the Group's performance compared against the preceding year. The figures relating to the balance sheet and business activity include Argentina, although the figures and performance excluding this country, as regards the most relevant magnitudes, appear as a memorandum item.

Operating income grew 16.3% year-on-year, with Argentina carried by the equity method, and 15.9% excluding dividends and financial operations (the evolution of which is irregular throughout the year). The contributions of the areas of Spanish and Portuguese Retail Banking and Banking in America are noteworthy. Ordinary revenue increased 4.2%, with growth in the core revenue lines. Excluding Argentina, and as per a constant exchange rate, lending grew 7.3% year-on-year, and total customer funds managed 3.5%. The domestic business was more dynamic, increasing around 10% in lending as well as in transactional deposits. Operating expenses fell 4.3%, with reductions in all business areas. An adequate management of income and expenses yielded an improvement of 4.2 points in the efficiency ratio, to 47.6%.

As opposed to the positive performance of the most recurrent revenues, of the remaining headings of the income statement leading down to profit, the year-on-year reduction of income from Group operations, in spite of the capital gain obtained in the second quarter on the sale of 23.9% of Metrovacesa, as well as of income from companies carried by the equity method and, above all, the 56.2% increase in total provisions to 1,464 million euros, should be highlighted. The extraordinary provisions allocated in the first half included 209 million euros to adjust the earnings derived from its interest in Telefónica to the losses announced by this company and 159 million euros allocated to writing off the commitments acquired in the purchase of Corpbanca. Net loan loss provisions also increased as a consequence of the country-risk allocation of 117 million euros due to the

Net attributable profit

(Millions of euros)


1,032
1,280
1,166
-8.9%
1H00
1H01
1H02

Cost/income ratio[1]

(Percentage)


51.8
50.5
47.6
1H01
2001
1H02

(1) Argentina consolidated by equity method

reclassification of Argentina to Group 5 and the higher provisions allocated in Banking in America.

Due to these factors, pre-tax profit dropped 21.9% in y-o-y terms to 1,872 million euros. Due to the lower capital gains tax and the deductibility of certain allocations, together with the lower minorities due to the higher interest in Bancomer, attributable profit at the end of the first six months of the year amounted to 1,166 million euros. On account of the lower capital gains tax and the deductibility of certain allocations, together with the lower minorities due to the higher interest in Bancomer, attributable profit at the end of the first six months of the year amounted to 1,166 million euros.

At the end of the six-month period, the NPL ratio, 1.63% (excluding Argentina) held at the level of twelve months ago, with coverage of 195.2%. Furthermore, the Group continues to show a solid financial strength, with a BIS ratio of 12.5%, and a ratio of 10.7%, as per Bank of Spain regulations.

During the second quarter of the year, the Group deployed an intense commercial activity in the domestic market. The deposit BBVA Dinámico, the guaranteed mutual fund Mundibolsa Garantizado and the Nova Oro credit card were launched, and the campaign for direct deposit of payrolls and pensions and the advantages of the mortgage product Hipoteca Fácil were expanded, thus strengthening the leadership position in the mortgage segment. In addition, in order to take advantage of the complementary nature of their businesses, on-line bank Uno-e and the consumer financing business of Finanzia were integrated, giving way to a bank with more than 2 million customers and ample possibilities for cross-selling.

Noteworthy events of the quarter include the acquisition of an additional 3% in the capital of BBVA Bancomer, as a consequence of which the stake in the Group's most important Latin American franchise now exceeds 51%.

In the month of June, the Board of Directors approved new principles of Corporate Governance, which stand at the forefront of international requirements, with the fundamental goal of increasing transparency. The Board will have a maximum of 18 members, and independent directors (defined pursuant to New York Stock Exchange requisites) will represent a clear majority on the Board and on the Standing and Risk Committees. Furthermore, the Audit and Compliance and Remuneration Committees will be formed entirely by independent directors. Age limits are also established for the Chairman, Chief Executive Officer and the Directors.

On July 10, the first interim dividend against fiscal year 2002 earnings was distributed in the amount of 0.09 euros gross per share, up 5.9% on the dividend paid last year.

ROE

(Percentage)


18.0
17.2
1H01
2001
1H02

ROA

(Percentage)


0.99
0.94
1H01
2001
1H02



BBVA Group business activity

The hopes of an economic recovery that arose during the first few months of the year were not fully confirmed throughout the second quarter. According to business indicators, the leading developed economies are on the verge of a phase of expansion, yet the doubts about its intensity and duration, and the lack of confidence in a prompt recovery of corporate earnings, are dampening the financial markets, which have dropped back to the levels of last September. One of the outcomes of this situation is that interest rates are no longer expected to rise until the last few months of the year, or even until 2003. In this context, the dollar has lost a lot of ground, especially against the euro, with which it reached parity in mid-July.

The second quarter has been tough for Latin America. The fear that Argentina's economic

Consolidated balance sheet

(Millions of euros)

	30-06-02	Δ% (YoY)	31-03-02	30-06-01
Cash on hand and on deposit at Central Banks	7,208	5.6	8,394	6,824
Due from credit entities	18,698	(35.8)	21,625	29,143
Total net lending	141,382	(1.4)	147,043	143,362
Fixed-income portfolio	73,483	(12.4)	83,167	83,837
• Government debt securities	20,636	22.7	20,535	16,824
• Other debt securities	52,847	(21.1)	62,632	67,013
Equities portfolio	11,090	(3.2)	10,727	11,462
• Companies carried by the equity method	7,127	(16.9)	7,205	8,579
• Other holdings	3,963	37.5	3,522	2,883
Goodwill in consolidation	4,480	(4.0)	4,492	4,667
Property and equipment	5,085	(25.5)	5,928	6,829
Treasury Stock	45	21.9	88	37
Prior years' losses at consolidated companies	3,162	69.6	2,675	1,864
Other assets	18,467	(9.1)	19,193	20,318
TOTAL ASSETS	**283,100**	**(8.2)**	**303,332**	**308,343**
Due to credit entities	56,566	(9.7)	63,358	62,661
Customer funds	183,375	(8.8)	195,607	201,130
• Deposits	149,901	(10.3)	161,982	167,069
• Marketable debt securities	26,652	(5.9)	26,342	28,323
• Subordinated debt	6,822	18.9	7,283	5,738
Other liabilities	20,338	2.8	19,873	19,790
Net income	1,594	(11.5)	803	1,802
Minority interests	5,956	(21.2)	7,301	7,557
Capital	1,566	-	1,566	1,566
Reserves	13,705	(1.0)	14,824	13,837
TOTAL LIABILITIES	**283,100**	**(8.2)**	**303,332**	**308,343**
Other customer funds managed	115,109	(10.3)	126,144	128,345
• Mutual funds	46,604	(8.6)	50,518	51,009
• Pension funds	36,216	(12.9)	40,447	41,579
• Customers' portfolios and assets	32,289	(9.7)	35,179	35,757
MEMORANDUM ITEMS (1):				
Average total assets	299,214	(0.3)	303,907	300,173
Risk-weighted average assets	169,952	0.8	170,268	168,655
Average shareholders' funds	13,075	4.1	13,243	12,566

(1) Calculated with data from the last four quarters.

Business volume(1) (2)

(Billions of euros)


342
419
439
+4.7%
June 2000
June 2001
June 2002

(1) Gross lending and customer funds managed
(2) Excluding Argentina. Constant exchange rate

Gross lending(1)

(Billions of euros)


116
134
144
+7.3%
June 2000
June 2001
June 2002

(1) Excluding Argentina. Constant exchange rate

crisis might spread to other countries, the uncertainty that the Brazilian elections triggered on the markets, the economic and political hardships that Venezuela is facing and the effects of the slower pace of economic activity in the United States, have hampered the region's economic growth and caused most Latin American currencies to lose heavily against the dollar, and even more heavily against the euro, which had gained against the U.S. currency. In the last twelve months, the Argentine peso dropped 78% against the euro, the Venezuelan bolivar fell 54%, the Brazilian real 31%, the Mexican and Chilean pesos 22%, the Colombian peso 18% and the Peruvian currency lost 15%.

This had a significant effect on the y-o-y growth rates of the Group's main business figures. On June 30, 2002, assets totaled 283 billion euros, 8.2% lower than one year before, while the volume of business, obtained as the sum of the loans and the total customer funds under management, stood at 445 billion euros, a decrease of 7.0% or of 4.7% without Argentina and at constant exchange rates. Customer loans accounted for 146 billion euros of this item, while total funds under Group management - funds recorded on-balance-sheet, mutual funds, pension funds and customer portfolios - totaled 298 billion euros. The y-o-y drops in these two business figures in current euros, 1.8% and 9.4% respectively, convert into

Gross lending to other resident sectors

(Billions of euros)


77
79
87
+10.1%
June 2000
June 2001
June 2002

Breakdown of gross lending to other resident sectors

(Percentage)


Secured loans
Other
43.9
46.6
48.4
56.1
53.4
51.6
June 2000
June 2001
June 2002

Total lending

(Millions of euros)

	30-06-02	Δ% (YoY)	31-03-02	30-06-01
Public sector	13,104	13.3	12,886	11,563
Other resident sectors	86,018	10.2	83,558	78,057
• Secured loans	42,035	14.4	40,340	36,750
• Commercial loans	7,067	7.2	6,842	6,590
• Other term loans	30,417	4.5	30,600	29,107
- of which: personal loans	22,320	3.7	22,232	21,521
• Credit card debtors	877	6.2	841	826
• Other	2,492	18.5	1,999	2,102
• Finance leases	3,130	16.7	2,936	2,682
Lending to non-residents	44,394	(21.6)	53,485	56,618
• Secured loans	13,056	(22.9)	15,588	16,929
• Other	31,338	(21.0)	37,897	39,689
Non-performing loans	2,720	4.4	2,418	2,605
GROSS LENDING	**146,236**	**(1.8)**	**152,347**	**148,843**
Loan loss provisions	(4,854)	(11.4)	(5,304)	(5,481)
NET LENDING	**141,382**	**(1.4)**	**147,043**	**143,362**
MEMORANDUM ITEM (excluding Argentina):				
Total lending	139,088	1.3	143,659	137,297

increases of 7.3% and 3.5% excluding Argentina and at constant exchange rates.

Loans to other residential sectors, which logically are not affected much by exchange rates, amounted to 86 billion euros at the end of the second quarter of 2002, with y-o-y growth of 10.2%, slightly higher than the increase reported at the end of the previous quarter, confirming the upturn in domestic lending that had been witnessed in the last few quarters. Within this item, loans secured by in-rem collateral again grew at the fastest pace, having jumped 14.4% (12.9% in March 2002), driven by the financing of non-subsidized, free-market housing, which grew more than 18%, allowing BBVA to continue leading the field. BBVA finances one out of every seven mortgage transactions used to purchase a family dwelling through the "Easy Mortgage" (Hipoteca Fácil), and in June it offered potential mortgage borrowers extra advantages. Financial leasing and Public Sector financing, a market segment in which BBVA ranks number one with a volume of 13 billion euros, 13.3% more than on 30-6-01, also grew significantly.

Meanwhile lending to non-residents was heavily hit by the depreciation of the Latin American currencies. The 44 billion euros reported at the end of the quarter imply a drop of 21.6% compared to June 2001, while in local currency

Evolution of non-performing loans

(Millions of euros)

	2Q02	1Q02	4Q01
INITIAL BALANCE	**2,418**	**2,675**	**2,497**
Net change	302	(257)	178
+ Entries	987	472	1,336
– Outflows	(594)	(426)	(542)
– Write-offs	(91)	(303)	(616)
BALANCE AT THE END OF THE PERIOD	**2,720**	**2,418**	**2,675**

Non-performing and loan loss provisions

(Millions of euros)

	30-06-02	Δ% (YoY)	31-03-02	30-06-01
TOTAL NON-PERFORMING LIABILITIES	**3,015**	**10.1**	**2,513**	**2,739**
Non-performing loans	2,720	4.4	2,418	2,605
• Public sector	45	6.3	40	42
• Other resident sectors	752	(0.1)	774	753
• Non-resident sector	1,923	6.3	1,604	1,810
Non-performing off-balance items	295	119.9	95	134
TOTAL RISK	**162,071**	**(2.4)**	**168,801**	**166,030**
Total lending (gross)	146,236	(1.8)	152,347	148,843
Off-balance items	15,835	(7.9)	16,454	17,187
PROVISIONS	**5,052**	**(9.4)**	**5,501**	**5,575**
Loan loss provisions	4,854	(11.4)	5,304	5,481
Off-balance items provisions	198	109.6	197	94
MEMORANDUM ITEMS:				
Assets repossessed	617	(42.0)	847	1,064
Reserves	239	(50.7)	323	485
Coverage (%)	38.7		38.1	45.6

NPL ratios and coverage

(Millions of euros)

	30-06-02	31-03-02	30-06-01
NPL RATIOS (%):			
Non-performing loans / Total lending	1.86	1.59	1.75
Non-performing liabilities / Total risk	1.86	1.49	1.65
COVERAGE RATIO (%):			
Coverage of non-performing loans	178.5	219.4	210.4
Coverage of total risks	167.5	218.9	203.6
Coverage with mortgage guarantees	200.4	249.4	244.6
MEMORANDUM ITEMS (excluding Argentina):			
Non-performing loans / Total lending	1.63	1.53	1.62
Coverage of non-performing loans	195.2	217.7	225.0

terms, BBVA saw y-o-y growth of 43.0% in Brazil, 13.1% in Chile, 5.3% in Peru and 2.0% in Mexico. In Mexico, the increase in private sector lending (with stronger rises in consumer products and credit cards) was offset by the decline in public sector lending. The loan volume remained stable in Colombia and Venezuela, due to a prudent lending policy in view of the state of the economy in both countries.

Argentina's reclassification from Group 4 to Group 5, for country-risk purposes, triggered an upturn in NPL in the quarter, pushing up the NPL ratio to 1.86% on 30-6-02, slightly higher than the 1.75% reported in June 2001, while the coverage ratio, 178.5%, once again demonstrated BBVA's solid asset position. Excluding Argentina, the NPL ratio is 1.63%, practically the same as one year ago, and the coverage ratio stands at 195.2%.

NPL ratio[1]

(Percentage)


1.49
1.62
1.63
June 2000
June 2001
June 2002

(1) Excluding Argentina

NPL coverage ratio[1]

(Percentage)


155.0
225.0
195.2
June 2000
June 2001
June 2002

(1) Excluding Argentina

Customer funds on-balance-sheet as at June 30, 2002 amounted to 183 billion euros, 8.8% less than on June 30, 2001, following the depreciation of the dollar and the Latin American currencies, although at constant exchange rate and excluding Argentina they rose 3.6%.

Public Authorities debits inched towards 10 billion euros, 7.9% up on June 2001, while other residential sector debits totaled 66 billion, up 3.7%, exceeding the 2.2% y-o-y increase reported in March, and confirming that, as with lending, domestic business is buoyant. The Group continues maintaining its policy of optimizing customer funds, giving priority to the marketing of the least expensive products.

Along these lines, current accounts topped 20 billion euros, rising 10% on a year-on-year basis, while savings accounts climbed 9.5% to almost 15 billion. These types of transactional liabilities are indeed gaining weight: they accounted for 49.7% of other residential sector debits on 30-6-01, but 52.6% one year later, thus contributing towards holding down the cost of funds. Time deposits, which had declined steadily in the last few quarters due to the Group's decision not to renew high-cost products issued in previous years, picked up during the quarter, and at the end topped 21 billion euros, a y-o-y increase of 7.3%, thanks to the success of products such as the "BBVA Plus Creciente" deposit and the new BBVA Dynamic (BBVA Dinámico) deposit account.

Customer funds managed[1]

(Billions of euros)


Other customer funds managed
Customer funds recorded on balance sheet
226
96
130
285
110
175
295
113
181
+3.5%
June 2000
June 2001
June 2002

(1) Excluding Argentina. Constant exchange rate

Breakdown of deposits[1]

(Percentage)


Time deposits
Transactional deposits (2)
47.5
52.5
55.5
44.5
51.1
48.9
June 2000
June 2001
June 2002

1) Excluding Argentina
2) Current and savings accounts

Customer funds managed

(Millions of euros)

	30-06-02	Δ% (YoY)	31-03-02	30-06-01
CUSTOMER F. RECORDED ON BALANCE SHEET	**183,375**	**(6.8)**	**195,607**	**201,130**
DEPOSITS	**149,901**	**(10.3)**	**161,982**	**167,069**
Public sector	9,854	7.9	8,453	9,136
Other resident sectors	66,290	3.7	63,157	63,909
• Current accounts	20,213	10.0	19,881	18,382
• Savings accounts	14,670	9.5	15,062	13,393
• Time deposits	21,489	7.3	17,968	20,022
• Assets sold with repurchase agreement	9,918	(18.1)	10,246	12,112
Non-resident sector	73,757	(21.6)	90,372	94,024
• Current and savings accounts	24,801	(15.9)	28,949	29,476
• Time deposits	41,841	(29.3)	49,802	59,165
• Assets sold with repurchase agreement and other accounts	7,115	32.2	11,621	5,383
MARKETABLE DEBT SECURITIES	**26,652**	**(5.9)**	**26,342**	**28,323**
Mortgage bonds	5,844	(12.8)	6,075	6,701
Other	20,808	(3.8)	20,267	21,622
SUBORDINATED DEBT	**6,822**	**18.9**	**7,283**	**5,738**
OTHER CUSTOMER FUNDS MANAGED	**115,109**	**(10.3)**	**126,144**	**128,345**
Mutual funds	46,604	(8.6)	50,518	51,009
Pension funds	36,216	(12.9)	40,447	41,579
Customers' portfolios and assets	32,289	(9.7)	35,179	35,757
TOTAL CUSTOMER FUNDS MANAGED	**298,484**	**(9.4)**	**321,751**	**329,475**
MEMORANDUM ITEMS (excluding Argentina):				
Customer funds recorded on balance sheet	181,468	(5.1)	191,621	191,148
Other customer funds managed	113,166	(7.0)	124,140	121,710
Total customer funds managed	294,634	(5.8)	315,761	312,858

Exchange rate fluctuations brought about a 21.6% y-o-y decrease in non-resident debits, to 74 billion euros. BBVA reported significant growth, in local currency terms, in debits in Mexico (8.1%), Brazil (27.6%), Colombia (18.9%), Puerto Rico (13.1%) and Chile (10.6%). As a result of the Group's conservative customer spread policy, and as with regard to the domestic market, the least expensive products (current and savings accounts) now account for a larger share of total customer debits both in Mexico and in all Latin American operations.

The volume of negotiable securities, 27 billion euros, has continued to grow throughout the year, albeit with a drop 5.9% in y-o-y terms due to the expiration of issues that matured during the latter part of last year. Subordinated liabilities soared 18.9% with respect to June 2001 to 7 billion euros.

Customer funds managed off-balance-sheet totaled 115 billion euros, 10.3% less than on 30-6-01, although this drop turns into a rise of 3.2% at the constant exchange rate and excluding Argentina. The Spanish market accounted for 57 billion euros of funds. This figure has remained stable over the last twelve months, despite the fact that the markets' poor performance has conditioned the evolution of the volume of funds under management, especially in mutual funds. Mutual funds ended the first half at 35 billion euros, 2.8% less than in June 2001, with customers preferring funds with a lower risk profile, such as money market

Other customer funds managed

(Millions of euros)

	30-06-02	Δ% (YoY)	31-03-02	30-06-01
SPAIN	**57,137**	**(0.4)**	**58,193**	**57,388**
MUTUAL FUNDS	**34,943**	**(2.8)**	**36,527**	**35,951**
Mutual Funds (ex Real Estate)	34,712	(3.0)	36,349	35,774
• Money Market	10,242	27.6	10,635	8,030
• Fixed-income	12,179	5.5	11,847	11,541
Of which: Guaranteed	6,115	8.0	5,771	5,660
• Mixed	4,151	(31.9)	4,647	6,098
Of which: International funds	3,335	(32.9)	3,705	4,974
• Equities	7,937	(20.7)	9,165	10,009
Of which: Guaranteed	4,291	(1.4)	4,373	4,352
International funds	3,094	(11.8)	4,103	3,508
• Global	203	110.9	55	96
Real Estate Mutual Funds	231	30.7	178	177
PENSION FUNDS	**10,466**	**8.2**	**10,612**	**9,675**
Individual pension plans	5,185	3.4	5,313	5,013
Employment and associated funds	5,281	13.3	5,299	4,662
CUSTOMERS' PORTFOLIOS AND ASSETS	**11,728**	**(0.3)**	**11,054**	**11,762**
REST OF THE WORLD	**57,972**	**(18.3)**	**67,951**	**70,957**
Mutual funds	11,661	(22.6)	13,991	15,058
Pension funds	25,750	(19.3)	29,835	31,904
Customer's portfolios and assets	20,561	(14.3)	24,125	23,995
OTHER CUSTOMER FUNDS MANAGED	**115,109**	**(10.3)**	**126,144**	**128,345**

and bond funds. The volume of pension funds topped 10 billion, with y-o-y growth of 8.2%, and customer portfolios held constant at 12 billion, as a result of positive net fund capturing and a negative market effect.

The change in customer funds managed off-balance-sheet in the other markets in which the Group operates, mainly in Latin American, was affected by exchange rate fluctuations, excluding which the drop of 18.3%, to 58 billion euros, would have been an increase of 7.2% (excluding Argentina) and at a constant exchange rate. Mutual funds accounted for 12 billion euros, pension funds for 26 billion euros and customer portfolios for more than 20 billion euros.

Goodwill in consolidation

(Millions of euros)

	30-06-02	Δ% (YoY)	31-03-02	30-06-01
By global and proportional integration	2,993	(4.1)	2,956	3,120
• Banks in America	2,047	6.9	1,964	1,915
• Pension fund managers in America	650	(25.6)	687	874
• Other	296	(10.6)	305	331
Carried by the equity method	1,487	(3.9)	1,536	1,547
GOODWILL IN CONSOLIDATION	**4,480**	**(4.0)**	**4,492**	**4,667**



BBVA Group earnings

Like the previous quarter, the highlight of BBVA Group earnings is the excellent performance of recurrent income; however, the high provisions allocated during the period, after applying criteria of great prudence and foresight, conditiones the first-half attributable profit, which amounted to 1,166 million euros, 8.9% less than in the same period of 2001.

For the reasons given in the previous Quarterly Report, by using the equity accounting method to record the earnings of the Group's Argentina-based companies, the impact of the country's situation on its income statement is limited, making it easier to interpret and analyze the Group's earnings, yet without affecting the attributable profit figure. Consequently, and unless stated otherwise, the comments below refer

Consolidated income statement

(Millions of euros)

	1H02	Δ% (YoY)	1H01
Financial revenues	9,181	(20.7)	11,574
Financial expenses	(5,138)	(32.3)	(7,593)
Dividends	215	(25.0)	287
NET INTEREST INCOME	**4,258**	**(0.2)**	**4,268**
Net fee income	1,882	(5.9)	2,001
BASIC MARGIN	**6,140**	**(2.1)**	**6,269**
Market operations	352	54.7	227
ORDINARY REVENUE	**6,492**	**(0.1)**	**6,496**
Personnel costs	(1,943)	(8.3)	(2,118)
General expenses	(1,065)	(11.7)	(1,206)
GENERAL ADMINISTRATIVE EXPENSES	**(3,008)**	**(9.5)**	**(3,324)**
Depreciation and amortization	(343)	(8.5)	(374)
Other operating revenues and expenses (net)	(146)	2.6	(143)
OPERATING INCOME	**2,995**	**12.8**	**2,655**
Net income from comp. carried by the eq. method	80	(69.5)	261
Memorandum item: dividends received	(159)	(33.6)	(240)
Amortization of goodwill in consolidation	(262)	14.5	(229)
Net income on Group transactions	485	(24.2)	640
Net loan loss provisions	(993)	52.4	(651)
• Gross provisions	(1,329)	36.5	(974)
• Reversals	234	57.3	149
• Recoveries	102	(41.3)	174
Net securities writedowns	3	n.m.	(12)
Extraordinary items (net)	(433)	130.0	(188)
PRE-TAX PROFIT	**1,875**	**(24.2)**	**2,476**
Corporate income tax	(281)	(58.3)	(674)
NET INCOME	**1,594**	**(11.5)**	**1,802**
Minority interests	(428)	(17.9)	(522)
• Preference shares	(150)	(0.5)	(151)
• Other	(278)	(25.0)	(371)
NET ATTRIBUTABLE PROFIT	**1,166**	**(8.9)**	**1,280**

to the proforma income statement that includes Argentina by the equity accounting method.

First-half operating income grew 16.3% in y-o-y terms, or slightly less, 15.9%, if one excludes dividends and income from market operations, which are more pr one to be volatile and irregularly distributed throughout the year. The fact that the most recurrent revenue items maintained a fast pace of growth is particularly significant in a scenario marked by heavy market instability - the Wholesale and Investment Banking and Asset Management and Private Banking areas being affected most-, the uncertainty about the economic recovery and the depreciation during the quarter of most Latin American currencies against the euro, which has hit the Group's business earnings in that region.

Consolidated income statement (Argentina consolidated by equity method) (Millions of euros)

	1H02	Δ% (YoY)	1H01
Financial revenues	8,363	(23.4)	10,917
Financial expenses	(4,611)	(36.7)	(7,280)
Dividends	215	(24.9)	286
NET INTEREST INCOME	3,967	1.1	3,923
Net fee income	1,817	2.8	1,768
BASIC MARGIN	5,784	1.6	5,691
Market operations	353	79.5	196
ORDINARY REVENUE	6,137	4.2	5,887
Personnel costs	(1,888)	(3.1)	(1,948)
General expenses	(1,030)	(6.5)	(1,101)
GENERAL ADMINISTRATIVE EXPENSES	(2,918)	(4.3)	(3,049)
Depreciation and amortization	(327)	(3.0)	(337)
Other operating revenues and expenses (net)	(140)	4.3	(134)
OPERATING INCOME	2,752	16.3	2,367
Net income from comp. carried by the eq. method	79	(78.2)	363
Memorandum item: dividends received	(159)	(33.6)	(240)
Amortization of goodwill in consolidation	(262)	14.5	(229)
Net income on Group transactions	485	(24.2)	640
Net loan loss provisions	(910)	54.4	(590)
• Gross provisions	(1,233)	38.7	(889)
• Reversals	226	54.2	146
• Recoveries	97	(36.7)	153
Net securities writedowns	3	n.m.	(12)
Extraordinary items (net)	(275)	92.3	(143)
PRE-TAX PROFIT	1,872	(21.9)	2,396
Corporate income tax	(278)	(55.5)	(626)
NET INCOME	1,594	(10.0)	1,770
Minority interests	(428)	(12.8)	(490)
• Preference shares	(151)	(0.5)	(151)
• Other	(277)	(18.3)	(339)
NET ATTRIBUTABLE PROFIT	1,166	(8.9)	1,280

Operating income was boosted both by the performance of deposits, with ordinary revenue rising 4.2% in y-o-y terms, and by the containment of operating costs, which fell 4.3%. Efficient income and expense management boosted the first-half efficiency ratio to 47.6%, as compared to 51.8% the same period last year.

In contrast to the operating income's healthy performance, during the first six months of the year all the other items of the income statement up to pre-tax profit subtracted a net amount that almost trebled that of the same period of 2001. The provisions included an extraordinary allocation of 209 million euros made to adjust the earnings derived from the Group's interest in

Consolidated income statement: quarterly evolution

(Millions of euros)

	2002		2001			
	2Q	1Q	4Q	3Q	2Q	1Q
Financial revenues	4,662	4,519	4,828	5,206	5,736	5,838
Financial expenses	(2,649)	(2,489)	(2,663)	(3,023)	(3,747)	(3,846)
Dividends	131	84	142	66	198	89
NET INTEREST INCOME	**2,144**	**2,114**	**2,307**	**2,249**	**2,187**	**2,081**
Net fee income	911	971	1,021	1,016	1,089	912
BASIC MARGIN	**3,055**	**3,085**	**3,328**	**3,265**	**3,276**	**2,993**
Market operations	146	206	59	204	181	46
ORDINARY REVENUE	**3,201**	**3,291**	**3,387**	**3,469**	**3,457**	**3,039**
Personnel costs	(941)	(1,002)	(1,061)	(1,064)	(1,106)	(1,012)
General expenses	(515)	(550)	(648)	(628)	(620)	(586)
GENERAL ADMINISTRATIVE EXPENSES	**(1,456)**	**(1,552)**	**(1,709)**	**(1,692)**	**(1,726)**	**(1,598)**
Depreciation and amortization	(166)	(177)	(183)	(185)	(190)	(184)
Other operating revenues and expenses (net)	(66)	(80)	(65)	(78)	(83)	(60)
OPERATING INCOME	**1,513**	**1,482**	**1,430**	**1,514**	**1,458**	**1,197**
Net income from comp. carried by the eq. method	(59)	139	(45)	177	93	168
Memorandum item: dividends received	(100)	(59)	(92)	(47)	(166)	(74)
Amortization of goodwill in consolidation	(126)	(136)	(269)	(125)	(123)	(106)
Net income on Group transactions	373	112	350	(36)	368	272
Net loan loss provisions	(556)	(437)	(942)	(326)	(323)	(328)
• Gross provisions	(699)	(630)	(1,072)	(455)	(466)	(508)
• Reversals	89	145	71	74	67	82
• Recoveries	54	48	59	55	76	98
Net securities writedowns	–	3	(23)	(8)	(13)	1
Extraordinary items (net)	(347)	(86)	(374)	(165)	(131)	(57)
PRE-TAX PROFIT	**798**	**1,077**	**127**	**1,031**	**1,329**	**1,147**
Corporate income tax	(7)	(274)	358	(309)	(385)	(289)
NET INCOME	**791**	**803**	**485**	**722**	**944**	**858**
Minority interests	(212)	(216)	62	(186)	(217)	(305)
• Preference shares	(74)	(76)	(83)	(82)	(71)	(80)
• Other	(138)	(140)	145	(104)	(146)	(225)
NET ATTRIBUTABLE PROFIT	**579**	**587**	**547**	**536**	**727**	**553**

Telefónica to the losses announced by given by the company.

Net interest income for the first six months rose 1.1% in y-o-y terms. Excluding dividends, which dropped 24.9%, it rose 3.2%. Worth mentioning are the levels of growth recorded by Retail Banking (10.7%), Wholesale and Investment Banking (6.3%), and in Banking in America (11.4%), where 2Q02 net interest income almost matched the figure for 1Q02, despite the currency devaluations in most of the countries. In y-o-y terms, Venezuela and Brazil reported the best net interest income figures. In Mexico, where interest rates have stopped falling, net interest income remained at the same

Consolidated income statement (Argentina consolidated by equity method): quarterly evolution

(Millions of euros)

	2002		2001			
	2Q	1Q	4Q	3Q	2Q	1Q
Financial revenues	4,106	4,257	4,513	4,838	5,399	5,523
Financial expenses	(2,275)	(2,336)	(2,483)	(2,839)	(3,591)	(3,694)
Dividends	131	84	143	66	199	87
NET INTEREST INCOME	**1,962**	**2,005**	**2,173**	**2,065**	**2,007**	**1,916**
Net fee income	891	926	923	912	958	810
BASIC MARGIN	**2,853**	**2,931**	**3,096**	**2,977**	**2,965**	**2,726**
Market operations	185	168	59	195	184	12
ORDINARY REVENUE	**3,038**	**3,099**	**3,155**	**3,172**	**3,149**	**2,738**
Personnel costs	(929)	(959)	(967)	(975)	(1,020)	(928)
General expenses	(506)	(524)	(597)	(576)	(565)	(536)
GENERAL ADMINISTRATIVE EXPENSES	**(1,435)**	**(1,483)**	**(1,564)**	**(1,551)**	**(1,585)**	**(1,464)**
Depreciation and amortization	(160)	(167)	(166)	(167)	(173)	(163)
Other operating revenues and expenses (net)	(63)	(77)	(61)	(74)	(79)	(56)
OPERATING INCOME	**1,380**	**1,372**	**1,364**	**1,380**	**1,312**	**1,055**
Net income from comp. carried by the eq. method	(53)	132	(400)	205	140	222
Memorandum item: dividends received	(100)	(59)	(92)	(47)	(166)	(74)
Amortization of goodwill in consolidation	(126)	(136)	(270)	(125)	(123)	(106)
Net income on Group transactions	373	112	350	(36)	368	272
Net loan loss provisions	(517)	(393)	(519)	(279)	(287)	(303)
• Gross provisions	(654)	(579)	(635)	(393)	(415)	(474)
• Reversals	86	140	68	66	65	81
• Recoveries	51	46	48	48	63	90
Net securities writedowns	–	3	(23)	(8)	(13)	1
Extraordinary items (net)	(260)	(15)	296	(128)	(98)	(45)
PRE-TAX PROFIT	**797**	**1,075**	**798**	**1,009**	**1,299**	**1,096**
Corporate income tax	(8)	(270)	(58)	(299)	(364)	(261)
NET INCOME	**789**	**805**	**740**	**710**	**935**	**835**
Minority interests	(210)	(218)	(193)	(174)	(208)	(282)
• Preference shares	(75)	(76)	(83)	(82)	(71)	(80)
• Other	(135)	(142)	(110)	(92)	(137)	(202)
NET ATTRIBUTABLE PROFIT	**579**	**587**	**547**	**536**	**727**	**553**

Domestic customer spread[1]

(Percentage)


3 months Euribor
4.65
4.34
3.50
3.41
3.49
4.27
4.13
4.16
4.16
3.98
Customer spread
2Q01
3Q01
4Q01
1Q02
2Q02

(1) Lending yield less cost of deposits

Basic margin[1]

(Millions of euros)


Net fee income
Net interest income
3,955
1,296
2,659
5,691
1,768
3,923
5,784
1,817
3,967
+1.6%
1H00
1H01
1H02

(1) Argentina consolidated by equity method

Breakdown of yields and costs

	2Q02		1Q02		4Q01	
	% of ATA	% Yield/Cost	% of ATA	% Yield/Cost	% of ATA	% Yield/Cost
Credit entities	9.2	5.34	9.2	5.00	11.2	4.64
• EMU currencies	3.3	4.44	3.0	2.72	3.9	1.85
• Foreign currencies	5.9	5.86	6.2	6.09	7.3	6.18
Lending	51.2	8.33	50.1	7.43	49.2	7.68
• EMU currencies	35.1	5.38	32.7	5.54	32.1	5.64
- Resident	31.9	5.52	29.9	5.67	29.3	5.88
- Other	3.2	4.02	2.8	4.17	2.8	3.21
• Foreign currencies	16.1	14.77	17.4	10.98	17.1	11.54
Securities portfolio	30.3	6.19	31.0	6.36	31.2	6.92
• Fixed-income securities	26.7	6.35	27.4	6.78	27.4	7.20
- EMU currencies	14.3	4.27	14.3	4.30	13.8	4.71
- Foreign currencies	12.4	8.76	13.1	9.48	13.6	9.72
• Equity portfolio	3.6	4.97	3.6	3.13	3.8	4.90
- Companies carried by the equity method	2.4	5.63	2.5	3.24	2.7	4.40
- Other holdings	1.2	3.59	1.1	2.86	1.1	6.16
Non-income producing assets	9.3	-	9.7	-	8.4	-
AVERAGE TOTAL ASSETS	**100.0**	**6.63**	**100.0**	**6.18**	**100.0**	**6.52**
Credit entities	20.9	4.29	20.9	4.27	21.9	3.82
• EMU currencies	10.9	3.51	11.7	3.66	12.4	3.88
• Foreign currencies	10.0	5.14	9.2	5.05	9.5	3.74
Customer funds	64.5	4.15	64.3	3.70	63.4	4.14
• Customer deposits	53.1	4.10	53.3	3.60	52.6	4.08
- EMU currencies	28.7	2.20	26.6	2.12	25.4	2.22
• Resident deposits	17.7	1.54	17.2	1.51	17.7	1.72
• Other	11.0	3.28	9.4	3.24	7.7	3.37
- Foreign currencies	24.4	6.34	26.7	5.08	27.2	5.81
• Debt and other marketable securities	11.4	4.38	11.0	4.16	10.8	4.41
- EMU currencies	8.3	3.75	7.5	3.90	7.5	3.25
- Foreign currencies	3.1	6.08	3.5	4.72	3.3	7.08
Shareholders' funds	4.4	-	4.5	-	4.3	-
Other funds without cost	10.2	-	10.3	-	10.4	-
AVERAGE TOTAL LIABILITIES	**100.0**	**3.66**	**100.0**	**3.34**	**100.0**	**3.49**
NET INTEREST MARGIN / ATA		**2.97**		**2.84**		**3.03**

Net fee income[1]

(Millions of euros)

	1H02	Δ% (YoY)	1H01
NET FEE INCOME	1,817	2.8	1,768
Collection and payment services	720	15.7	623
• Credit and debit cards	279	21.1	231
• Others	441	12.5	392
Clients' portfolios	633	(3.5)	656
• Mutual and pension funds	576	(4.0)	600
• Portfolios managed	57	1.8	56
Other securities services	273	(11.6)	309
• Purchase / sale of securities	78	(28.9)	110
• Underwriting and placing	39	(26.0)	53
• Custody services	156	6.6	146
Other commissions	191	5.7	180

(1) Argentina consolidated by equity method.

level as the previous quarter, despite the peso having lost 8.8% in the second quarter, and in cumulative y-o-y terms it fell 4.3%, as compared to 9.9% in the first quarter.

In the domestic business, net interest income growth was spurred by growth in volumes, especially in mortgage loans and less-costly deposits, and efficient asset and liability management. By contrast, the customer spread, which had remained stable since the third quarter of 2001, narrowed due to the repricing of loans and the interest rate cut in certain loans linked to subsidized housing programs.

During the first six months, the Group obtained 1,817 million euros' worth of fee income, a y-o-y increase of 2.8%, or of 4.3%, excluding the fee income from key operations reported during the first six months of 2001. Fee income differed significantly from one business area to another. On the domestic market, fee income depends heavily on the state of the markets, which especially affects security and asset management fees, while the Group's Latin American business units reported very significant rates of growth, both in Mexico, where the 22.1% growth more than offset the smaller net interest income, and in Banking in America.

Income from card fees and payment system services performed very well, growing 15.7%, in contrast to the 4% slowdown in asset management fee income, due mainly to the drop in average fee income as more customers expressed a preference for funds with a lower risk profile and therefore lower fees. The drop in securities sale, purchase, underwriting and placing fee income is parallel to the lower transaction volume.

Income from market operations during the first six months grew 79.5% in y-o-y terms, because in the six first months of 2001 BBVA recorded 276 million euros of negative exchange differences on financing of investments in America. In Mexico, however, the strong decrease was prompted by the especially high figure that was reported in the second quarter of 2001, because the income obtained in each one of the two first quarters of 2002 exceeded the quarterly average of 2001.

Consequently, ordinary income for the first six months totaled 6,137 million euros, 4.2% up on the same period in 2001.

One of the highlights of the Group's first-half income statement was the fine performance of operating expenses in all business areas. The second-quarter expenses figure, 1,435 million euros, is the lowest since the incorporation of Bancomer in the third quarter of 2000, and lower than in both the same quarter of 2001 (9.5%) and in the first quarter of this year (3.3%). Consequently, in cumulative terms expenses fell

Ordinary revenue[1]

(Millions of euros)


6,137
5,887
4,378
+4.2%
1H00
1H01
1H02

(1) Argentina consolidated by equity method

General administrative expenses[1]

(Millions of euros)


3,049
2,918
2,495
-4.3%
1H00
1H01
1H02

(1) Argentina consolidated by equity method

4.3% with respect to 1H2001, personnel expenses having dropped 3.1% and the general expenses 6.5%. This sustained cost containment is the outcome of the measures applied throughout the Group to tailor its headcount and branch network more closely to its business requirements and to fully integrate its systems. In the 2 1/2 years since the merger, in Spain BBVA has closed 900 branches (more than 20%) and downsized its headcount by more than 5,500 (15%). In America it has closed nearly 700 branches (15%, despite being combined with expansion plans such as in Brazil) and cut its headcount by nearly 16,000 people (20%).

The sustained growth in income and reduction of expenses made for a further improvement in the efficiency ratio, which ended the first six months at 47.6% (46.3% including Argentina), more than 4 percentage points below the 51.8%

General administrative expenses[1]

(Millions of euros)

	1H02	Δ% (YoY)	1H01
PERSONNEL COSTS	**1,888**	**(3.1)**	**1,948**
Wages and salaries	1,407	(3.7)	1,461
• Fixed remuneration	1,156	(2.5)	1,186
• Variable remuneration	251	(8.9)	275
Employees welfare expenses	320	5.4	304
• Of which: pension funds	67	4.5	64
Training expenses and other	161	(12.1)	183
GENERAL EXPENSES	**1,030**	**(6.5)**	**1,101**
Premises	234	(11.5)	264
Computer equipment	189	(11.1)	212
Communications	133	(12.8)	152
Publicity	77	(3.9)	80
Corporate expenditure	40	(17.4)	49
Other expenses	272	11.9	244
Taxes	85	(15.0)	100
TOTAL GENERAL ADMINISTRATIVE EXPENSES	**2,918**	**(4.3)**	**3,049**

(1) Argentina consolidated by equity method.

Number of employees



103,097
95,171
-7.7%
Spain
32,824
31,392
America and rest of the world
70,273
63,779
June 2001
June 2002

Number of branches



8,777
7,685
-12.4%
Spain
3,817
3,436
America and rest of the world
4,960
4,249
June 2001
June 2002

of the first six months of 2001. The best improvements in efficiency came in the areas of Retail Banking in Spain and Portugal and Banking in America.

First-half operating income totalled 2,752 million euros, rising 16.3% on a year-on-year basis, or 15.9% if one excludes dividends and income from market operations, which occur on a more irregular basis throughout the year. The fact that the Group has managed to maintain this high pace of growth underscores its capacity to generate recurrent income even in adverse scenarios such as at present and compares favorably with the levels of growth being reported by other international financial groups. The growth in Group operating income in the first half was spurred in particular by Retail Banking in Spain and Portugal and Banking in America, which reported increases of 15.6% and 61.8%, respectively. In Mexico it dropped 3.8%, but increased 16.4% if one excludes dividends and income from market operations.

Net income from companies carried by the equity method amounted to 79 million euros,

Operating income(1)

(Millions of euros)



1,824
2,367
2,752
+16.3%
1H00
1H01
1H02

(1) Argentina consolidated by equity method

Total net provisions and net income on Group transactions(1)

(Millions of euros)



Total net provisions
Net income on Group transactions
938
640
1,464
485
1H01
1H02

(1) Argentina consolidated by equity method

Net income on Group transactions and total net provisions[1]

(Millions of euros)

	1H02	Δ% (YoY)	1H01
NET INCOME ON GROUP TRANSACTIONS	**485**	**(24.2)**	**640**
TOTAL NET PROVISIONS	**(1,464)**	**56.2**	**(938)**
Net loan loss provisions	(910)	54.4	(590)
• Gross provisions	(1,233)	38.7	(889)
• Reversals	226	54.2	146
• Recoveries	97	(36.7)	153
Amortization of goodwill in consolidation	(262)	14.5	(229)
Net securities writedowns	3	n.m.	(12)
Special reserves	(295)	176.5	(107)

(1) Argentina consolidated by equity method.

having fallen 78.2% in y-o-y terms, due to the 104 million euro restatement, of the earnings of Repsol and Banca Nazionale del Lavoro for 2001, after the companies had approved their final accounts, and to the more conservative estimate with respect to the investee companies with interests in Argentina. This item also includes the attributable profit obtained in Argentina, which slumped from 106 million euros during the first six months of 2001 to 4 million in this first half.

Income from group operations during the first six months amounted to 485 million euros, 24.2% down on the same period of the previous year. In the second quarter, the Group obtained 362 million euros' worth of capital gains from sale of the 23.9% interest in Metrovacesa. In the first six months, the BBVA Group allocated total provisions of 1,464 million euros, an increase of 56.2% with regard to the same period of 2001. Net loan loss provisions climbed 54.4% to 910 million euros. Country-risk allocations accounted for 117 million of this amount, after the risks with Argentina were reclassified from Group 4 to Group 5, in line with Bank of Spain regulations, resulting in coverage being increased from 35% to 50% of the positions held. In line with its prudent criteria, during the first half the Group also doubled its provisions in Banking in America, in particular in Venezuela and Colombia.

Furthermore, extraordinary items includes 209 million euros allocated to adjust the earnings derived from the Group's interest in Telefónica to the losses reported by this company, and 159 million to the writedown of the commitments acquired in the purchase of Corpbanca in Argentina. These provisions have been partially offset by the release, following the devaluation of the peso, of 113 million euros from the special fund set up at the end of 2001. The goodwill amortization charge recorded during the first half of 2002 amounted to 262 million euros, 14.5% more than in the same period of the previous year, due to the increased interests in Bancomer and Banca Nazionale del Lavoro.

On account of these higher charges and smaller income, displayed in the main lines between operating income and pre-tax profit, the latter item fell 21.9% to 1,872 million euros in the first half.The Corporate Tax reserve also dropped significantly when compared in y-o-y terms, 55.5%, for two reasons: firstly, because capital gains tax was cut from 35% to 18%; secondly, because the consolidated financial statements include the tax deductions associated to provisions allocated in the consolidated tax group due to the effect that the devaluation of most of the currencies, during the first half, had on interests in Latin American financial institutions.

After Corporate Tax, net income totalled 1,594 million euros, a drop of 10%. Minorities interests dropped 12.8% due to the increased stake in Bancomer. Consequently, group attributable profit amounted to 1,166 million euros, making for an ROE of 17.2%.



Business Areas

This chapter breaks down the BBVA Group's business activities and earnings into the different lines of business that contribute towards generating such earnings.

The financial statements by business areas are a fundamental tool for controlling and monitoring the different lines of business. In order to prepare these financial statements, BBVA takes into consideration the smallest units (basically, branches), which is where all the accounting information related to the business that they handle is to be found. Subsequently, and in accordance with the established business structure, the branches are classified and aggregated to determine the Business Areas. Additionally, all the companies composing the Group are also assigned to businesses in line with their activity and, whenever necessary, their businesses are segregated and allocated to various areas or units whenever required by the diversity of their business.

Following these classification and assignment processes, and once the structure of each business has been defined in this manner, the management adjustments inherent to the model are established and applied. These adjustments include the allocation of the capital base resources, the assignment of internal liquidity requirements and the application of direct and indirect expenses, to each business unit and area.

With regard to the allocation of the capital base resources, the model uses an economic capital allocation system that is based upon a statistical analysis of the risks incurred by each business, evaluating the capital needs and credit, operational, and market risks derived from the different business activities of the Group. This establishes a closer relationship each area's capital requirement and the risks incurred in its transactions.

The model first quantifies the volume of full equity (capital and reserves) that should be allocated to the risk of each business area, and this serves as a reference for determining the Return on Equity (ROE) of each business; followed by the allocation of other capital base resources (subordinated debt, preferred shares) as well as the costs associated with these finance facilities.

This methodology effectively relates the various risks associated with each business area and the appropriate leverage, as well as defining metrics for the risk-weighted return system.

There is one exception to the capital base resource allocation system described above. In the businesses related to Banking in America and Mexico, BBVA has maintained the book equity that would be derived from consolidation in each of the countries, since it considers that this allocation is best suited to these areas' economic situation. Therefore the full equity figure represents the BBVA Group's share, while minorities are recorded under Other eligible funds.

As for the internal transfer prices used to calculate the liquidity shortfalls of each business, a different reference is established in terms of the duration and terms of the products, thus tying balance sheet assets more closely to their respective terms and prices.

Furthermore, the model allocates all direct and indirect expenses to each area of business, except for markedly institutional expenses, which are not clearly linked to the business.

Lastly, it should be underscored that the method used in the model to calculate each area's volume of business does not eliminate any intergroup transactions that affect the different areas, which are considered an integral part of each business unit's activities.

As explained earlier, to present the financial information about each area, BBVA has used objective criteria of homogeneity and coherence to group the lines of business. By doing so, the image of the Group is much more realistic, affording a better overview of its structure and evolution. The economic crisis in Argentina and the constant changes in the country's banking laws and regulations, which are having asymmetrical effects on assets and liabilities after that the peso's devaluation, means that Argentina's financial statements are fairly unreliable. For these reasons, and so as to permit a homogeneous comparison of the areas that would be affected by including the companies that operate in that country (Banco Francés Group, the pension fund manager Consolidar AFJP and the insurance companies), BBVA has isolated Argentina's contribution and recorded its income by the equity method under Corporate Activities, without this having any effect on the Group net profit figure.

Therefore the information about each area included in this half-yearly report is displayed in line with the following business structure:

- **Retail Banking in Spain and Portugal:** the Group's area that handles the retail business in Spain and Portugal. Includes the segment for individuals of the domestic market, the "Banca de Empresas" unit, responsible for SME management, the Finanzia Group (which specializes in consumer product sale financing, the distribution of payment card products and in renting activities), the e-banking business conducted through Uno-e and BBVA Portugal.

- **Wholesale and Investment Banking:** The Wholesale Banking area comprises the Group's business activities with large companies and institutions, through national and international corporate banking, and institutional banking. This area also includes the business of the trading rooms in Spain, Europe and New York, the capital market room and the Group's securities brokerage company.

- **Mexico:** this area comprises all the business generated by Bancomer and its affiliates, including the insurance companies, and the business generated by the pension fund manager Afore Bancomer.

- **Banking in America:** outlines the activities and earnings of the Group's affiliate banks in Latin America and of its investee companies, with the exception of the pension fund managers and insurance companies, which are included under Asset Management and Private Banking. As explained beforehand, this area's earnings do not include the Banco Francés Group's earnings, which are listed under Corporate Activities as equity accounting income.

- **Asset Management and Private Banking:** formed by the pension fund management and private banking business conducted through the different specialized units in Spain and overseas (except Afore Bancomer, which is included under Mexico and the Argentina-based pension fund manager, whose earnings are displayed under Corporate Activities as equity accounting income), the European mutual fund management business and the securities trust and custodial services. This area also includes the earnings associated with the Spanish and Latin American insurance business, (except for the insurance companies in Mexico and Argentina). This area's earnings envisage the distribution of commissions and other items derived from the distribution agreements with other areas of the Group.

- **Corporate Activities:** comprises the business derived from the Group's real estate and industrial holdings, the e-business and the European strategic interests, as well as the activities and earnings of the support units such as Operations and Systems or Assets and Liabilities Committee. Furthermore, it comprises any other items, mainly formed by extraordinary provisioning and goodwill amortization charges, that cannot be assigned to areas on account of their nature. Lastly, and for the reasons specified above, it includes the earnings of the Group companies based in Argentina, which are recorded as equity accounting income.

This area structure conforms to the internal organization created to manage and monitor the BBVA Group's business interests. The figures for 2001, which are displayed for comparison purposes, have been drawn up with homogeneous criteria.

Business areas contribution to net attributable profit

(Millions of euros)

	1H02	Δ% (YoY)	1H01
Retail Banking in Spain and Portugal	522	18.4	441
Wholesale and Investment Banking	168	(27.6)	232
Mexico	214	2.7	208
Banking in America	108	14.9	94
Asset Management and Private Banking	210	(9.1)	231
Corporate Activities	(56)	n.m.	74
NET ATTRIBUTABLE	**1,166**	**(8.9)**	**1,280**

ROE and efficiency

(Percentage)

	ROE		Cost/Income ratio	
	1H02	1H01	1H02	1H01
Retail Banking in Spain and Portugal	31.0	27.0	48.2	51.9
Wholesale and Investment Banking	23.9	33.9	33.9	32.1
Mexico	32.0	36.2	46.4	46.5
Banking in America	9.0	10.2	47.0	58.2
Asset Management and Private Banking	58.5	72.4	30.0	30.4
BBVA GROUP	**17.2**	**19.7**	**47.6**	**51.8**

Retail Banking in Spain and Portugal

Income statement

(Millions of euros)

	1H02	Δ% (YoY)	1H01
NET INTEREST INCOME	**1,533**	**10.7**	**1,385**
Net fee income	643	(3.4)	666
BASIC MARGIN	**2,176**	**6.1**	**2,051**
Market operations	19	(39.5)	32
ORDINARY REVENUE	**2,195**	**5.4**	**2,083**
Personnel costs	(700)	(3.4)	(725)
General expenses	(357)	0.3	(356)
GENERAL ADMINISTRATIVE EXPENSES	**(1,057)**	**(2.2)**	**(1,081)**
Depreciation and amortization	(70)	(4.4)	(73)
Other operating revenues and expenses	(25)	(5.8)	(27)
OPERATING INCOME	**1,043**	**15.6**	**902**
Net income from companies carried by the equity method	(3)	n.m.	-
Amortization of goodwill in consolidation	-	-	-
Net income on Group transactions	-	-	-
Net loan loss provisions	(213)	14.6	(186)
Extraordinary items (net) and other	5	115.5	2
PRE-TAX PROFIT	**832**	**15.9**	**718**
Corporate income tax	(273)	15.7	(236)
NET INCOME	**559**	**16.0**	**482**
Minority interests	(37)	(9.8)	(41)
NET ATTRIBUTABLE	**522**	**18.4**	**441**

Balance sheet

(Millions of euros)

	30-06-02	Δ% (YoY)	30-06-01
Net lending	75,352	10.6	68,101
Securities portfolio	442	(13.4)	510
Cash, interbank & monetary assets	1,943	55.6	1,249
Inter – area positions	9,784	18.1	8,287
Fixed assets	846	(7.7)	918
Other assets	1,679	(14.6)	1,965
TOTAL ASSETS / LIABILITIES	**90,046**	**11.1**	**81,030**
Deposits and debt securities	49,201	2.2	48,125
Income for the period	559	16.0	482
Equity assigned	6,012	8.0	5,566
• Shareholders' funds	3,454	1.3	3,409
• Other eligible funds	2,558	18.6	2,157
Interbank accounts	3,631	11.5	3,258
Inter – area positions	26,718	32.6	20,150
Other liabilities	3,925	13.8	3,449
OTHER CUSTOMER FUNDS MANAGED			
• Mutual funds	33,538	(2.7)	34,476
• Pension funds	5,167	2.6	5,038
• Customers' portfolios and assets	2,004	(21.7)	2,561

Relevant ratios

(Percentage)

	30-06-02	30-06-01
ROE	31.0	27.0
Cost / income ratio	48.2	51.9
NPL ratio	1.04	1.14
Coverage ratio	210.1	168.7

This business area fared very well during the first half of the year, reporting significant growth in the main revenue items. Net interest income rose 10.7% in y-o-y terms, boosted by the upturn in loan portfolio and the application of a strict pricing policy. However, the sluggish fee income, dampened by the market's poor performance's effect on mutual funds and the downturn in income from market operations, conditioned growth of ordinary revenue, which only inched up 5.4%. Due to operating cost control, operating income amounted to 1,043 million euros, 15.6% higher than during the first six months of 2001. The efficiency ratio now stands at 48.2%, having improved 370 basis points in y-o-y terms. Attributable profit totaled 522 million euros, an increase of 18.4%, and ROE jumped to 31%, as compared to 27% in the same period of the previous year.

As regards business, at the end of June the area reported gross lending portfolio of 75,352 million euros, a y-o-y increase of 10.6%, driven by the upturn in mortgage loans (18.6% in non-subsidized, free-market housing). Suitable risk management brought down the area's NPL ratio to 1.04% (1.14% a year before), raising the coverage ratio to 210.1%.

One of the best performers during the first six months was the Commercial Banking unit, which accounted for almost 80% of the area's ordinary revenue, 86% of customer funds and 72% of lending. This unit's net interest income rose 12.6% in y-o-y terms and operating income jumped 14.1% to 787 million euros, while attributable profit amounted to 406 million. During the second quarter, BBVA launched the BBVA Dynamic deposit account and the Nova Gold credit card, enhanced the advantages of the "Hipoteca Fácil" ("Easy Mortgage"), and launched the "BBVA pension/paypacket Multiadvantages" campaign, which was a great success among customers.

SME Banking, the area's second most important unit, ended June 2002 with 16.6 billion euros of loan portfolio. BBVA's share of this market segment is 34% and it is the leading supplier of financial services, with a 16% overall market share.

Retail banking in Portugal reported further growth in lending and earnings, with pre-tax profit doubling the amount reported at the end of June 2001. A key factor behind this growth was BBVA's decision to take the products that had proven a success in Spain, and tailor them to the Portuguese market, such as the "Cuenta sorpresa" (Surprise account), which attracted a large volume of new customers and funds soon after its launch.

During the first half, the Finanzia Group attracted 1,021 million euros' worth of new business, and saw its volume of customer loans rise by 15%, and its net interest income soar nearly 40% in annual terms.

Uno-e, the Group's on-line bank, ended June with 1,055 million euros of customer funds under management, more than doubling the volume reported on the same date last year. Ever since its launch two years ago, Uno-e has gone from strength to strength on this fiercely competitive market, demonstrating that customers have taken warmly to its offering, based on a strategy that encourages cross-selling, backed by the constant broadening of the range of products and services.

In May, BBVA innovated the Spanish personal financial services sector by giving the go-ahead to the integration of Uno-e and Finanzia's consumer financing division. The new Uno-e Bank will have 2.2 million customers and more than 1.4 billion euros of funds under management. Integrating complementary activities generates major cross-selling opportunities by combining Uno-e's extensive product catalogue and Finanzia's customer recruitment capacity.

Wholesale and Investment Banking

Income statement

(Millions of euros)

	Wholesale and Investment Banking			Memorandum Item			
				Wholesale Banking		Markets	
	1H02	Δ% (YoY)	1H01	1H02	Δ% (YoY)	1H02	Δ% (YoY)
NET INTEREST INCOME	**351**	**6.3**	**330**	**253**	**(0.6)**	**98**	**29.4**
Net fee income	96	(10.9)	108	73	2.8	24	(33.4)
BASIC MARGIN	**447**	**2.0**	**438**	**326**	**-**	**122**	**9.0**
Market operations	7	(92.4)	91	19	(24.0)	(13)	(119.2)
ORDINARY REVENUE	**454**	**(14.2)**	**529**	**345**	**(1.6)**	**109**	**(38.9)**
Personnel costs	(95)	(16.7)	(114)	(55)	(12.7)	(40)	(21.6)
General expenses	(59)	4.5	(56)	(28)	7.7	(31)	2.0
GENERAL ADMINISTRATIVE EXPENSES	**(154)**	**(9.4)**	**(170)**	**(83)**	**(6.7)**	**(71)**	**(12.3)**
Depreciation and amortization	(7)	(0.7)	(7)	(4)	33.3	(4)	(0.9)
Other operating revenues and expenses	(1)	77.8	(1)	(1)	(50.0)	1	(95.3)
OPERATING INCOME	**292**	**(16.8)**	**351**	**257**	**-**	**35**	**(62.8)**
Net income from companies carried by the equity method	-	n.m.	4	-	-	-	-
Amortization of goodwill in consolidation	-	-	-	-	-	-	-
Net income on Group transactions	-	-	-	-	-	-	-
Net loan loss provisions	(65)	64.5	(40)	(65)	75.7	-	-
Extraordinary items (net) and other	30	11.1	27	28	3.7	1	n.m.
PRE-TAX PROFIT	**257**	**(24.9)**	**342**	**220**	**(11.6)**	**36**	**(61.3)**
Corporate income tax	(70)	(23.1)	(91)	(65)	(9.7)	(4)	(78.9)
NET INCOME	**187**	**(25.5)**	**251**	**155**	**(12.4)**	**32**	**(56.8)**
Minority interests	(19)	(2.1)	(19)	(16)	6.2	(3)	(27.6)
NET ATTRIBUTABLE	**168**	**(27.6)**	**232**	**139**	**(14.7)**	**29**	**(58.0)**

Balance sheet

(Millions of euros)

	30-06-02	Δ% (YoY)	30-06-01	30-06-02	Δ% (YoY)	30-06-02	Δ% (YoY)
Net lending	39,878	2.1	39,059	39,450	2.1	428	6.5
Securities portfolio	21,232	(20.4)	26,681	4,142	16.8	17,090	(26.1)
Cash, interbank & monetary assets	26,247	(9.8)	29,090	6,378	5.4	19,869	(13.8)
Inter – area positions	60,056	18.2	50,803	6,635	(7.7)	53,421	22.5
Fixed assets	70	(14.1)	81	44	(4.6)	25	(27.0)
Other assets	5,175	(23.2)	6,738	501	(22.2)	4,675	(23.3)
TOTAL ASSETS / LIABILITIES	**152,658**	**0.1**	**152,452**	**57,150**	**1.8**	**95,508**	**(0.8)**
Deposits and debt securities	33,400	21.8	27,421	21,473	29.0	11,928	10.7
Income for the period	187	(25.5)	251	155	(12.4)	32	(56.8)
Equity assigned	2,515	6.2	2,368	2,007	16.8	508	(21.7)
• Shareholders' funds	1,397	1.7	1,374	1,091	11.0	306	(21.9)
• Other eligible funds	1,118	12.6	994	916	24.3	202	(21.5)
Interbank accounts	72,578	(5.7)	76,998	11,263	6.2	61,314	(7.6)
Inter – area positions	30,899	(3.9)	32,141	15,655	(22.7)	15,244	28.3
Other liabilities	13,079	(1.5)	13,273	6,597	(2.0)	6,482	(0.9)
OTHER CUSTOMER FUNDS MANAGED							
• Mutual funds	735	38.7	530	735	38.7	-	-
• Pension funds	4	(20.0)	5	4	(20.0)	-	-
• Customers' portfolios and assets	988	177.5	356	988	177.5	-	-

Relevant ratios

(Percentage)

	30-06-02	30-06-01	30-06-02	30-06-02
ROE	23.9	33.9	25.4	18.6
Cost / income ratio	33.9	32.1	24.1	65.1
NPL ratio	0.73	0.34	0.73	0.51
Coverage ratio	217.2	403.1	212.6	814.3

The first half of the year was marked by a widespread downturn in business, both at home and overseas, sluggish trading on the stock markets and the smaller volume of investment banking transactions. In this context, the Wholesale and Investment Banking area obtained in the first half 454 million euros of ordinary revenue, 14.2% less than in the same period last year, as income from market operations was brought down by tension and poor trading levels on the markets. So even though the efficient cost control policy managed to bring about a sizeable 9.4% y-o-y reduction in administration expenses, the area's efficiency ratio now stands at 33.9%, slightly higher than the previous year. With regard to the NPL and coverage ratios, it should be pointed out that the coverage ratio is unlikely to vary significantly, due to the limited volume of delinquency assets in the area.

The units in this business performed in different ways. Within Wholesale Banking, Institutional Banking successfully completed its strategic repositioning, moving closer to its customers through its single branch network and commercial policy, in addition to harnessing the Banco de Crédito Local's strengths as a specialist bank. This unit reported significant growth in business, with lending rising more than 12% and funds managed by more than 20%.

Albeit affected by the slower pace of growth in activity, the domestic Corporate Banking unit reported a y-o-y increase of almost 12% in net interest income and of 11% in operating income. International Corporate Banking was especially affected by euro exchange rates, and reported a level of operating income similar to the previous year.

As regards the export credit business, the journal Global Finance has named BBVA the best International Trade Financing Bank in Spain. Also worth mentioning is the signing of a 100 million dollar purchase credit line with the Republic of the Philippines to finance Spanish exports, backed by CESCE (Spanish export credit insurer).

During the second quarter, the most significant capital market and structured finance transactions, in which BBVA played a leading role, were as follows: 4,890 million euro syndicated loan for Imperial Tobacco, in order to buy Reemtsma, the German tobacco company; 1 billion euro syndicated loan to Enagás to refinance debt; 357 million euro loan to SESA Systems Ibericos, S.A. to buy a 40% stake in Gamesa Eólica; issue of 305 million dollars of senior debt facilities for The Colomer Group to finance new purchases and pay subordinated debt; and a 202 million dollar A/B loan with the InterAmerican Development Bank, to fund the Termopernambuco project. The star fixed-interest operation was the Ford Motor Credit Company's 750 million euro debenture issue, in which BBVA was joint-bookrunner.

The Global Markets and Distribution unit's business opportunities were limited by the tension and uncertainty prevailing on the financial markets. Meanwhile, the international trading rooms have satisfactorily completed the change of strategy that has turned the overseas network into distribution areas, as part of a global sales unit.

Throughout the first half of the year, the distribution and origination unit was kept busy on the primary market, in particular with the Gas Natural private share offering to institutional investors and the Enagás IPO, in which BBVA Bolsa acted as global coordinator, leader of the Spanish retail and institutional tranches and Agent bank. BBVA is also the number-one trader on the Spanish stock exchange . All these factors contributed to mitigate the unit's downturn in business as a result of the international stock market scenario.

Mexico

Income statement

(Millions of euros)

	1H02	Δ% (YoY)	1H01
NET INTEREST INCOME	**1,122**	**(4.3)**	**1,172**
Net fee income	650	22.1	533
BASIC MARGIN	**1,772**	**3.9**	**1,705**
Market operations	125	(52.9)	265
ORDINARY REVENUE	**1,897**	**(3.7)**	**1,970**
Personnel costs	(502)	5.1	(478)
General expenses	(378)	(13.9)	(438)
GENERAL ADMINISTRATIVE EXPENSES	**(880)**	**(4.0)**	**(916)**
Depreciation and amortization	(96)	(2.3)	(98)
Other operating revenues and expenses	(84)	(2.6)	(86)
OPERATING INCOME	**837**	**(3.8)**	**870**
Net income from companies carried by the equity method	(16)	(184.9)	19
Amortization of goodwill in consolidation	-	-	-
Net income on Group transactions	(5)	n.m.	-
Net loan loss provisions	(220)	(1.1)	(223)
Extraordinary items (net) and other	(7)	(55.2)	(15)
PRE-TAX PROFIT	**589**	**(9.4)**	**651**
Corporate income tax	(183)	(13.7)	(213)
NET INCOME	**406**	**(7.3)**	**438**
Minority interests	(192)	(16.3)	(230)
NET ATTRIBUTABLE	**214**	**2.7**	**208**

Balance sheet

(Millions of euros)

	30-06-02	Δ% (YoY)	30-06-01
Net lending	15,806	(23.4)	20,635
Securities portfolio	25,431	(26.0)	34,378
Cash, interbank & monetary assets	13,405	31.1	10,226
Inter – area positions	359	(1.9)	366
Fixed assets	2,016	(34.6)	3,081
Other assets	4,884	9.9	4,443
TOTAL ASSETS / LIABILITIES	**61,901**	**(15.4)**	**73,129**
Deposits and debt securities	40,832	(20.0)	51,057
Income for the period	406	(7.3)	438
Equity assigned	2,484	(7.7)	2,691
• Shareholders' funds	1,244	(15.4)	1,471
• Other eligible funds	1,240	1.6	1,220
Interbank accounts	12,067	15.5	10,450
Inter – area positions	-	n.m.	62
Other liabilities	6,112	(27.5)	8,431
OTHER CUSTOMER FUNDS MANAGED			
• Mutual funds	6,481	(16.7)	7,777
• Pension funds	6,124	4.1	5,885
• Customers' portfolios and assets	9,939	(17.1)	11,990

Relevant ratios

(Percentage)

	30-06-02	30-06-01
ROE	32.0	36.2
Cost / income ratio	46.4	46.5
NPL ratio	3.32	4.10
Coverage ratio	321.6	313.5

This area comprises all the business generated by BBVA Bancomer Financial Group and its affiliates, including the pension fund manager Afore Bancomer and the insurance companies.

Net interest income for the first half dropped 4.3% in year-on-year terms following the sharp fall in market interest rates, which tumbled from 14.03% in second quarter of 2001 to 7.67% in the same period of 2002, i.e., 636 basis points lower, with the subsequent negative effect on spreads. Nevertheless, the stabilization observed in the last quarter in the level of market rates, together with on-target management of pricing and of product offering carried out by the area, should aid in net interest income starting to recover. In this respect, net interest income dropped 9.9% in the first quarter, on a y-o-y basis.

Fee income fared very well, and is clearly following an upward trend, strongly geared to customer business, more than offsetting the lower net interest income. Overall it totaled 650 million euros, with a y-o-y growth of 22.1%. Afore Bancomer fee income for the first half amounted to 132 million euros, 8.3% up on the same period of 2001, while the banking group reported 518 million euros, spurred by credit card and current account management fee income.

First-half income from market operations totaled 125 million euros due to efficient management of the positions maintained in view of the short and medium term interest rate fluctuations. However, income was 52.9% lower in y-o-y terms as a result of high non-recurrent earnings during the first six months of 2001.

Management of general administrative expenses remains one of Bancomer's strengths, having fallen 4% over the last twelve months as Bancomer downsized its headcount 10% (more than 3,000 employees), and its branch network by almost one quarter (nearly 600 branches).

On account of all these factors, the operating income for 1H2002 was 3.8% lower than in 1H2001, making for a 7.3% decrease in net profit terms. By units and in y-o-y terms, Afore Bancomer net profit rose 9%, while it dropped 9.3% in the rest of the group. BBVA's increased stake in Bancomer means that attributable profit rose 2.7% to 214 million euros, and ROE stands at 32%.

When analyzing these business figures, it is necessary to consider the depreciation of the Mexican peso against the euro. In local currency, lending ended 1H2002 at similar levels to the previous year, with significant growth in the lending to individuals , especially in consumer products and credit cards, while customer funds jumped 7%, driven by the excellent performance of demand deposits and savings, thus lightning the deposits mix structure. The NPL ratio stands at 3.32%, 78 basis points better in yearly terms, and coverage at 321.6%, up more than 800 basis points.

The Group still leads the Mexican pensions business through Afore Bancomer, which has 4.1 million affiliates and a 22% market share of funds under management.

In June, BBVA increased its stake in the Bancomer Financial Group by buying 276 million shares in the offering arranged by the Mexican Federal Government and the Mexican Institute for the Protection of Bank Savings (IPAB). Following this acquisition, the Group's stake now exceeds 51%.

Banking in America

Income statement

(Millions of euros)

	1H02	Δ% (YoY)	1H01
NET INTEREST INCOME	**873**	**11.4**	**784**
Net fee income	187	5.6	177
BASIC MARGIN	**1,060**	**10.3**	**961**
Market operations	105	183.0	37
ORDINARY REVENUE	**1,165**	**16.7**	**998**
Personnel costs	(310)	(3.8)	(322)
General expenses	(237)	(8.2)	(259)
GENERAL ADMINISTRATIVE EXPENSES	**(547)**	**(5.8)**	**(581)**
Depreciation and amortization	(79)	2.8	(77)
Other operating revenues and expenses	(18)	(8.0)	(18)
OPERATING INCOME	**521**	**61.8**	**322**
Net income from companies carried by the equity method	3	n.m.	(2)
Amortization of goodwill in consolidation	-	-	-
Net income on Group transactions	(2)	n.m.	-
Net loan loss provisions	(187)	98.9	(94)
Extraordinary items (net) and other	(136)	126.7	(60)
PRE-TAX PROFIT	**199**	**19.9**	**166**
Corporate income tax	(36)	33.3	(27)
NET INCOME	**163**	**17.3**	**139**
Minority interests	(55)	22.2	(45)
NET ATTRIBUTABLE	**108**	**14.9**	**94**

Balance sheet

(Millions of euros)

	30-06-02	Δ% (YoY)	30-06-01
Net lending	12,818	(18.9)	15,810
Securities portfolio	5,868	(13.9)	6,812
Cash, interbank & monetary assets	3,002	(46.6)	5,623
Inter – area positions	806	n.m.	1
Fixed assets	869	(30.0)	1,240
Other assets	1,517	(21.7)	1,937
TOTAL ASSETS / LIABILITIES	**24,880**	**(20.8)**	**31,423**
Deposits and debt securities	15,073	(22.4)	19,413
Income for the period	163	17.3	139
Equity assigned	2,526	(2.6)	2,593
• Shareholders' funds	2,088	8.2	1,929
• Other eligible funds	438	(34.0)	664
Interbank accounts	4,778	(35.8)	7,445
Inter – area positions	-	n.m.	82
Other liabilities	2,340	33.6	1,751
OTHER CUSTOMER FUNDS MANAGED			
• Mutual funds	2,022	(10.8)	2,267
• Pension funds	17,648	(14.8)	20,725
• Customers' portfolios and assets	166	(53.4)	356

Relevant ratios

(Percentage)

	30-06-02	30-06-01
ROE	9.0	10.2
Cost / income ratio	47.0	58.2
NPL ratio	4.04	3.50
Coverage ratio	144.1	159.7

This area's earnings, which do not include earnings from Argentina, performed well during the six first months, with notable growth all round. This was despite the negative effect posed by the evolution of the different currency exchange rates when converted to euros, with significant depreciations of the bolivar, the real and the Chilean peso.

Operating income totaled 521 million euros, up 61.8% on the previous year due to the combined effect of nearly 17% increase in ordinary revenue and of a drop of almost 6% in operating expenses. Consequently, the efficiency ratio improved significantly, from 58.2% during the first six months of 2001 to the current 47%.

Worth noting in this respect is the fact that net interest income climbed 11% , or 27% in constant exchange rate terms, achieved in a general context of falling interest rates in almost all countries, except for Venezuela, with the subsequent narrowing of spreads. Efficient management of the present market situation permitted significant growth in income from market operations.

BBVA has taken advantage of this significant growth in operating income to allocate additional provisions and writedowns, as part of its policy of maximum prudence. Loan loss provisions were twice as high as last year. In last quarter, the NPL ratio of Banking in America dropped from 4.39% to 4.04%, while coverage inched up from 136.9% to 144.1%.

The area's net profit reported y-o-y growth of 17.3%, or 38.8% at constant exchange rates, and attributable profit totaled 108 million euros, 14.9% up on 1H2001.

On a country-by-country basis, Venezuela reported a 17% rise in net interest income (more than 50% in local currency), after interest rates rose heavily during the first half. This, together with the sizeable income from market operations and the containment of operating costs, resulted in operating income being twice as high as in 2001 and accounting for 42% of the area's total, in spite of the bolivar's heavy depreciation. Nonetheless, attributable profit remained at similar levels to the previous year on account of the large volume of provisions and extraordinary writedowns and provisions.

In Brazil, business volume in local currency grew significantly due to the network expansion plan carried out over the last year. Net interest income soared 25% and combined with cost control to boost operating income to 95 million euros, doubling the previous year's figure. Just like in the other countries, and as part of the policy of maximum prudence, the lower part of the income statement includes much larger provisions and writedowns.

In Peru, ordinary revenue climbed 10% in y-o-y terms on account of higher commissions and income from market operations, which combined with cost control to produce a 1H2002 operating income of 62 million euros, 24% up on the same period of 2001. Additionally, Banco Continental's NPL ratio improved significantly.

As for Puerto Rico, ordinary revenue and operating income increased 14% and 29% respectively. However, accelerated provisions and writedowns caused attributable profit to remain stable with regard to the previous year.

In Colombia, interest rates reached record lows and business growth was limited, thereby causing net interest income to fall and conditioning all income statement items. In Chile, despite a significant upturn in business, net interest income shrank as interest rates fell, and all other lines of the income statement were hit.

Asset Management and Private Banking

Income statement

(Millions of euros)

	1H02	Δ% (YoY)	1H01
NET INTEREST INCOME	**100**	**(2.0)**	**102**
Net fee income	293	(11.3)	331
BASIC MARGIN	**393**	**(9.2)**	**433**
Market operations	44	n.m.	8
ORDINARY REVENUE	**437**	**(0.9)**	**441**
Personnel costs	(81)	(6.9)	(87)
General expenses	(50)	6.4	(47)
GENERAL ADMINISTRATIVE EXPENSES	**(131)**	**(2.2)**	**(134)**
Depreciation and amortization	(10)	(18.6)	(13)
Other operating revenues and expenses	(2)	52.6	(1)
OPERATING INCOME	**294**	**0.3**	**293**
Net income from companies carried by the equity method	28	(3.4)	29
Amortization of goodwill in consolidation	-	-	-
Net income on Group transactions	1	(98.4)	43
Net loan loss provisions	1	n.m.	(1)
Extraordinary items (net) and other	(9)	n.m.	(2)
PRE-TAX PROFIT	**315**	**(13.0)**	**362**
Corporate income tax	(57)	(13.6)	(66)
NET INCOME	**258**	**(12.8)**	**296**
Minority interests	(48)	(26.2)	(65)
NET ATTRIBUTABLE	**210**	**(9.1)**	**231**

Balance sheet

(Millions of euros)

	30-06-02	Δ% (YoY)	30-06-01
Net lending	2,086	(11.4)	2,356
Securities portfolio	835	(22.2)	1,074
Cash, interbank & monetary assets	7,980	(20.3)	10,018
Inter – area positions	72	(83.0)	423
Fixed assets	146	(11.3)	165
Other assets	145	(39.6)	237
TOTAL ASSETS / LIABILITIES	**11,264**	**(21.1)**	**14,273**
Deposits and debt securities	6,816	(10.7)	7,629
Income for the period	258	(12.8)	296
Equity assigned	1,148	(17.0)	1,382
• Shareholders' funds	646	6.7	606
• Other eligible funds	502	(35.4)	776
Interbank accounts	2,715	(32.4)	4,017
Inter – area positions	–	n.m.	505
Other liabilities	327	(26.4)	444
OTHER CUSTOMER FUNDS MANAGED			
• Mutual funds	3,756	(17.9)	4,574
• Pension funds	5,413	14.0	4,748
• Customers' portfolios and assets	19,180	(6.1)	20,422

Relevant ratios

(Percentage)

	30-06-02	30-06-01
ROE	58.5	72.4
Cost / income ratio	30.0	30.4

This area operates globally, through different units located in different economic scenarios; the highlight of all its lines of business is the low capital consumption and high efficiency ratio, with the area reporting a ROE of 58.5% and an efficiency ratio of 30%.

During the first half, the unit faced a difficult business scenario marked by volatility, uncertainty and the appreciation of the euro. In spite of this, the unit managed to maintain business at healthy levels by applying efficient management standards, which offset the markets' bearish performance and the depreciation of the Latin American currencies against the euro. The area has more than 200 billion euros of funds under management, including the funds from the retail and wholesale networks and from the securities in trust and custodial services, and reported a slightly higher operating income than one year ago. Excluding the extraordinary income included in the 1H2002 income statement from the sale of the interest in Profuturo GNP, the area's pre-tax profit would be similar in both years.

The Asset Management unit, which comprises the mutual fund management activities, except for Latin America, and the securities trust and custodial services business, reported almost 140 billion euros under management at the end of June. Maximum priority remains oriented to meeting customers' preferences, promoting products that offer both security and the market's best yields.

The funds under management by the Spanish Pensions unit on June 30 totaled almost 10.5 billion euros, up 8% in yearly terms, making it the Group's best performer in this line of business. During the six first months of the year, the contributions received (net of transfers and repayments) exceeded 160 million euros, 2% of the total funds under management at the end of 2001.

In America, the BBVA Group is present in the pensions business through 9 fund managers who operate in Bolivia, Chile, Colombia, Ecuador, El Salvador, Panama and Peru, excluding Afore Bancomer (which is included in the Mexico area), or the in Argentina-based pension fund manager Consolidar AFJP. The funds under management on 30-6-02 topped 15.4 billion euros, with a y-o-y growth of almost 13% at constant exchange rates. All the companies reported improved earnings, with higher commissions and lower operating expenses. The best performance came from BBVA Provida Chile, which generated 53% of all operating income and is Latin America's number one fund manager in terms of the volume of funds under management, with a Chilean market share of 31.7% and more than 2.65 million affiliates. Provida has started marketing voluntary pension schemes, complementing the traditional obligatory pensions business and providing a new channel for generating future earnings.

The Private Banking business continued to perform well in a tough environment, on the basis of the high degree of confidence and loyalty demonstrated by the Group's customers. However, and although customer recruitment has been positive since December, funds under management dropped 9% due to the bearish market performance. The unit continues improving its processes and systems, using increasingly advanced management tools to optimize the quality of its customer service.

Lastly, the bulk of the Spanish Insurance unit's business is conducted through BBVA Seguros, which had issued 725 million euros' worth of premiums by the end of June, almost 22% more than the previous year. By lines of business, the biggest increase came in bancassurance through the guaranteed income business. In America Insurance (which does not include Mexico or Argentina), the completion of the business plans established for each of the countries in which the Group has insurance companies is prompting significant improvements in this unit's business volumes and earnings.

Corporate Activities

Income statement

(Millions of euros)

	1H02	Δ% (YoY)	1H01
NET INTEREST INCOME	**(12)**	**n.m.**	**150**
Net fee income	(52)	10.6	(47)
BASIC MARGIN	**(64)**	**n.m.**	**103**
Market operations	53	n.m.	(237)
ORDINARY REVENUE	**(11)**	**(91.8)**	**(134)**
Personnel costs	(200)	(9.9)	(222)
General expenses	51	(7.3)	55
GENERAL ADMINISTRATIVE EXPENSES	**(149)**	**(10.8)**	**(167)**
Depreciation and amortization	(65)	(5.8)	(69)
Other operating revenues and expenses	(11)	n.m.	(1)
OPERATING INCOME	**(236)**	**(36.4)**	**(371)**
Net income from companies carried by the equity method	67	(78.6)	313
Of which: Argentina	4	(96.2)	106
Amortization of goodwill in consolidation	(262)	14.4	(229)
Net income on Group transactions	491	(17.8)	597
Net loan loss provisions	(226)	n.m.	(46)
Extraordinary items (net) and other	(155)	44.9	(107)
PRE-TAX PROFIT	**(321)**	**n.m.**	**157**
Corporate income tax	342	n.m.	7
NET INCOME	**21**	**(87.2)**	**164**
Minority interests	(77)	(14.4)	(90)
NET ATTRIBUTABLE	**(56)**	**n.m.**	**74**

Balance sheet

(Millions of euros)

	30-06-02	Δ% (YoY)	30-06-01
Net lending	2,698	(17.8)	3,283
Securities portfolio	25,376	15.4	21,999
Cash, interbank & monetary assets	23,168	(2.9)	23,857
Inter – area positions	-	-	-
Fixed assets	6,263	(6.7)	6,710
Other assets	8,543	25.5	6,805
TOTAL ASSETS / LIABILITIES	**66,048**	**5.4**	**62,654**
Deposits and debt securities	46,624	10.6	42,139
Income for the period	21	(87.2)	164
Equity assigned	8,498	(15.5)	10,058
• Shareholders' funds	3,235	(31.3)	4,712
• Other eligible funds	5,263	(1.6)	5,346
Interbank accounts	(629)	n.m.	6,534
Inter – area positions	13,460	93.9	6,940
Other liabilities	(1,926)	(39.5)	(3,181)

As previously explained, this section includes the Industrial and Real Estate Group's holdings, the e-business, the European strategic interests and any other items that cannot be assigned to any of the Group's business areas on account of their nature. Furthermore, due to the situation in Argentina, the earnings of the Group's companies based in that country are recorded as equity accounting income.

First of all, and as regards the Industrial and Real Estate Group, at the end of June its portfolio of holdings under management was formed by 130 companies, with a high degree of sector diversification. The energy sector represents more than 44% of the portfolio's book value, followed by communications with almost 38%, services with 8% and real estate with more than 5%. BBVA is the largest or a leading shareholder in companies such as Telefónica, Repsol, Iberdrola, Iberia, Corporación IBV, etc.

During the first half, BBVA disposed of certain holdings that brought in more than 530 million euros in capital gains, and which are recorded under financial operations, Income from group operations and extraordinary items. Worth mentioning is the sale of the 27.7% interest in Metrovacesa, which generated capital gains totaling 375 million euros, and was conducted in two phases. The largest part, 23.9%, was sold in the second quarter.

The group also continued to sell-off the assets derived from repossession proceeds , as well as its surplus of former branch offices, all as part of its property streamlining plan. During the first half, these sales generated 140 million euros, with capital gains exceeding 60 million.

Income from companies carried by equity method was 65 million euros, 83 less than in the previous year, mainly due to the application of a conservative policy in recording the earnings of investee companies with interests in Argentina.

In addition to the Industrial and Real Estate Group's costs, the Corporate Activities area also includes 219 million euros of operating costs, distributed among the different lines of the income statement, generated by the business support areas, as well as any other institutional or corporate costs that are not assigned to the Group's different units or areas either.

Due to the economic crisis in Argentina, the regulatory country-risk classification of that nation moved from Group 4 to 5, requiring BBVA to record additional provisions due to the positions that it maintains in the country. The provisions allocated on these grounds during the first six months amounted to 117 million euros and were recorded within this area, as were the 159 million euros allocated to writing off the commitments acquired in the purchase of Corpbanca. Furthermore, in view of the losses announced by Telefónica, BBVA has allocated a provision of 209 million euros to adjust the earnings derived from its interest in the telecom company. These provisions have been partially offset by the release, following the devaluation of the peso, of 113 million euros from the special fund set up at the end of 2001.

Lastly, the Group recorded 262 million euros of goodwill amortization charge during the first half of 2002, almost 15% more than the previous year, mainly due to the higher charges associated to the increased stakes in Bancomer and BNL.



The BBVA Group share and capital base

The BBVA share

During the second quarter of 2002, the principal stock markets experienced a bear market, with the core benchmark indices suffering significant losses. The Euro Stoxx 50 and the S&P gave back 17.2% and 13.7%, respectively, both indices falling to 1998 levels and the minimums of September 2001.

The hopeful data of the first quarter hinting at economic recovery have not been followed by data demonstrating subsequent growth, business and consumer confidence, or forecasts for increasing corporate earnings. This has generated in the markets a climate of a generalized lack of confidence in light of the absence of prospects for economic re-activation. In addition, problems of financial stability and accounting irregularities confirmed at several major U.S. corporations have raised investors' uncertainty levels. In the second quarter, the TMT sector posted the greatest declines in stock prices (Nasdaq Composite -20.7%; Euro Stoxx Telecommunications -33.9%).

Given its economic exposure in Latin America, Spanish banking is further penalized by the political, economic and social situation facing Argentina and its possible spreading to other countries of that region (principally Brazil and Venezuela). Proof of this is the decline suffered in the second quarter by the IBEX Financials Index (-13.9%), which exceeded the decline of the Euro Stoxx Banking Index (-9.9%).

The BBVA share price has not been removed from this bear market. During the second quarter, it gave back 16.1%, similar to the IBEX 35 Index and somewhat less than the decline in the Euro Stoxx 50, the index representing the general market average of European Monetary Union (EMU). Since the end of March, the share price has been affected by circumstances unrelated to the Bank's business and their consequent impact on the communications media, although the process has lost protagonism due to investors' confidence in the strength and management of the Bank. BBVA, in spite of being penalized at the present time due to its major exposure in Latin America, still

The BBVA share

	30-06-02	30-06-01
Number of shareholders	1,180,843	1,220,915
Number of shares issued	3,195,852,043	3,195,852,043
Daily average number of shares traded	23,465,278	10,998,133
Daily average trading (millions of euros)	306.03	174.46
Maximum price (euros)	14.21	17.30
Minimum price (euros)	10.41	13.85
Closing price (euros)	11.45	15.28
Book value per share (euros)	4.14	4.63
Market capitalisation (millions of euros)	36,593	48,833

Stock performance ratios

	30-06-02	30-06-01
Price / Book value (times)	2.8	3.3
PER (Price Earnings Ratio; times) (1)	14.1	20.7
Yield (Dividend / Price; %) (2)	3.63	2.51

(1) Mean of analysts' estimates (July 2002).
(2) Dividend yield at 30-06-02 is calculated using the mean of analysts' estimates (July 2002).

Share price index

(28-12-01=100)


115
105
95
85
75
28-12-01
28-3-02
28-6-02
Euro Stoxx Banking Index
BBVA
Ibex 35

remains within the group of leaders of Euro Zone financial institutions measured by stock market capitalization.

The uncertainty affecting the markets throughout the second quarter of 2002 has provoked a high volatility, similar to the first quarter, although less than the high levels which followed the September 11 terrorist attacks and subsequent armed conflict in Afghanistan. At BBVA, annualized volatility has gone from 33.5% in the first three months of the year to 32.4% in the April-June period. This volatility exceeds that of the general and sector benchmark indices, given the share's greater sensitivity to the uncertainty generated by Latin America and the media impact of news about the Group. The price fluctuation range, obtained as the percentage difference between the high and low share prices, increased in the second quarter to 27% from 16% in the first quarter.

The average daily number of BBVA shares changing hands increased from 23 million in January-March to 24 million in the second quarter. Nevertheless, given the decline in the stock price, the average daily volume traded fell slightly from 308 million euros in the first quarter to 304 million in the second quarter.

In terms of risk-weighted return, BBVA continues to contribute shareholder value. During the second quarter, this return exceeded the general market average in EMU, since the ratio return per unit of risk (return/volatility) was -0.25 for BBVA and -0.33 for the Euro Stoxx 50. Likewise, the return per unit of risk during the last year was -0.64 for BBVA and -0.93 for the Euro Stoxx 50.

Finally, as regards shareholder remuneration, on July 10 the first interim dividend against fiscal year 2002 earnings was distributed in the amount of 0.09 euros gross per share, up 5.9% on the dividend paid on the same date in 2001. The dividend yield, with the closing market price of the quarter, calculated on the median analyst estimates for fiscal year 2002, rose to 3.63%.

Capital base: BIS Ratio

(Percentage)


12.2
12.6
12.5
2.7
4.1
4.2
Tier II
Tier I
9.5
8.5
8.3
June 2001
Dec. 2001
June 2002

Capital base surplus

(Millions of euros)


5,339
6,318
5,916
June 2001
Dec. 2001
June 2002

Capital Base

As at June 30, 2002, the BBVA Group capital base, in accordance with BIS regulations, stood at 20,577 million euros. The capital adequacy ratio was 12.5% as opposed to 12.2% in June 2001. The equity surplus, as per BIS regulations, stood at 5,916 million euros, 10.8% more than twelve months ago. Basic equity, or TIER I, accounted for 66.6% of the capital base, reaching a ratio of 8.3%. The capital adequacy ratio, in accordance with Bank of Spain regulations, was 10.7%, similar to the ratio recorded at the close of June 2001.

On June 30, 2002, two series of preferred stock were redeemed early. Each series was for 250 million dollars, with coupons of 8.0% and 7.8%, offset against the issuance of 500 million euros in preferred stock carried out in March 2002. No subordinated debt was issued in the second quarter. In the third quarter of 2002, subordinated debt in the amount of 100 million dollars is scheduled to be redeemed.

Capital base (BIS regulations)

(Millions of euros)

	30-06-02	Δ% (YoY)	31-12-01	30-06-01
HIGHER QUALITY CAPITAL (TIER I)	**13,705**	**(16.6)**	**14,872**	**16,436**
Capital	1,566	–	1,566	1,566
Reserves [1]	10,367	(12.1)	11,649	11,796
Minority interests	5,942	(21.2)	6,990	7,540
• Preference shares	4,007	(16.9)	4,349	4,819
• Other	1,935	(28.9)	2,641	2,721
Deductions	(5,048)	(7.8)	(5,333)	(5,475)
• Goodwill	(4,480)	(4.0)	(4,617)	(4,667)
• Other	(568)	(29.7)	(716)	(808)
Attributable profit	1,166	(8.9)	–	1,280
Dividends	(288)	5.9	–	(271)
OTHER ELIGIBLE FUNDS (TIER II)	**6,872**	**44.4**	**7,229**	**4,759**
Subordinated debt	5,163	43.4	5,569	3,600
Revaluation reserves and other	2,527	35.1	2,479	1,871
Deductions	(818)	14.9	(819)	(712)
CAPITAL BASE	**20,577**	**(2.9)**	**22,101**	**21,195**
Minimum equity required	14,661	(7.5)	15,783	15,856
CAPITAL BASE SURPLUS	**5,916**	**10.8**	**6,318**	**5,339**
MEMORANDUM ITEM:				
Risk-weighted assets	164,922	(5.1)	174,927	173,715
BIS RATIO (%)	**12.5**		**12.6**	**12.2**
TIER I (%)	**8.3**		**8.5**	**9.5**
TIER II (%)	**4.2**		**4.1**	**2.7**
CAPITAL RATIO (Bank of Spain regulation)	**10.7**		**11.4**	**10.8**

(1) Does not include revaluation reserves as these are considered as TIER II.

Ratings

	Short term	Long term	Financial strength
Moody's	P-1	Aa2	B+
Fitch - IBCA	F-1+	AA-	B
Standard & Poor's	A-1+	AA-	–

INVESTORS RELATIONS

- MADRID 28046 - Pº Castellana, 81 - 4th floor
  Tel: 34-91 537 71 28 / 52 40 and 34-91 374 42 22
  Fax: 34-91 537 85 12
  e-mail: inversores@grupobbva.com
- NEW YORK - 1345 Ave. of the Americas, 45th floor, NY 10105
  Tel: 1-212-728 16 60 - Fax: 1-212-333 29 05
  e-mail: julissa.bonfante@bbvany.com

INTERNET INFO (http://www.bbva.es)

Item 3

BBVA GROUP: JUNE 2002 EARNINGS

31 JULY 2002

BBVA

BBVA

- SITUATION IN ARGENTINA
- 1H02 OPERATING INCOME
  - RETAIL BANKING IN SPAIN AND PORTUGAL
  - WHOLESALE AND INVESTMENT BANKING
  - A. MGT. AND PRIVATE BANKING
  - MEXICO
  - BANKING IN AMERICA
- FROM OPERATING INCOME TO PROFIT
- PROFITABILITY & CAPITAL STRENGTH

- ZERO CONTRIBUTION IN FIRST HALF FROM BANCO FRANCÉS. CONSOLIDAR CONTRIBUTED 4 MILLION EUROS.

- FULL PROVISION OF THE INVESTMENT IN B. FRANCÉS GROUP. ADDITIONALLY, 159 MILLION EUROS CHARGED IN 2Q02 TO MEET CORPBANCA COMMITMENT (EFFECT ON EARNINGS LIMITED TO 46 MILLION DUE TO RELEASE OF 113 EUROS OF SPECIAL DEVALUATION-RELATED FUNDS).

- 151 MILLION EUROS CHARGED TO RESERVES DUE TO CURRENCY DEVALUATION IN 2Q02.

- ARGENTINA WAS RECLASSIFIED FROM GROUP 4 TO 5 IN APRIL IN LINE WITH COUNTRY-RISK REGULATIONS, WHICH IMPLIED TRANSFER OF ARGENTINEAN RISK TO NPL (294 MILLION EUROS) AND RAISING COVERAGE FROM 35% TO 50% (117 MILLION EUROS PROVISIONING).

BBVA

- SITUATION IN ARGENTINA
- 1H02 OPERATING INCOME
  - RETAIL BANKING IN SPAIN AND PORTUGAL
  - WHOLESALE AND INVESTMENT BANKING
  - A. MGT. AND PRIVATE BANKING
  - MEXICO
  - BANKING IN AMERICA
- FROM OPERATING INCOME TO PROFIT
- RETURNS AND ASSET STRENGTH

BBVA

MILLION EUROS	1H02	Δ% 1H01
NET INTEREST INCOME	4,258	-0.2%
BASIC INCOME	6,140	-2.1%
ORDINARY INCOME	6,492	-
OPERATING INCOME	2,995	12.8%

BBVA

MILLION EUROS	1H02	Δ% 1H01
NET INTEREST INCOME	3,967	1.1%
BASIC INCOME	5,784	1.6%
ORDINARY INCOME	6,137	4.2%
OPERATING INCOME	2,751	16.3%

BBVA

OPERATING INCOME
MILLION EUROS



Δ 1H02/01
16.3%
1,055
1,312
1,380
1,363
1,372
1,379
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02

BBVA



OPERATING INCOME
MILLION EUROS
1,372
+6.9%
1.467
Currency
depreciation
effect
(2Q02 vs
1Q02)
1,379
1Q02
2Q02

EXCHANGE RATE EFFECT ON ATTRIBUTABLE PROFIT LIMITED TO 26 MILLION

BBVA

MILLION EUROS

			Δ%
TOTAL MARKET OPERATIONS	353	196	79.5%

THIS EFFECT IS RECORDED UNDER CORPORATE ACTIVITIES

BBVA


Y-o-Y GROWTH
(%)
16.3
15.9
Operating income
Op. income ex – (div & Mk. Op.)
BBVA

MILLION EUROS	1H02	Δ %
SPAIN & PORTUGAL RETAIL	1,023	17.7%
MEXICO	693	16.4%
BANKING IN AMERICA	410	46.1%
SUB-TOTAL	2,126	21.8%
WHOLESALE & INVEST. BANK	247	6.5%
A. MGT. & PRIV. BANKING	208	-17.4%
CORPORATE ACTIVITIES	-398	15.0%
OP. INCOME EX – (DIV. & MK. OP.)	2,184	15.9%

BBVA

EFFICIENCY RATIO (%)


1H01
2001
1H02

HEADCOUNT AND BRANCHES


JUN 01
JUN 02

- SITUATION IN ARGENTINA
- 1H02 OPERATING INCOME
  - **RETAIL BANKING IN SPAIN AND PORTUGAL**
  - WHOLESALE AND INVESTMENT BANKING
  - A. MGT. AND PRIVATE BANKING
  - MEXICO
  - BANKING IN AMERICA
- FROM OPERATING INCOME TO PROFIT
- PROFITABILITY & CAPITAL STRENGTH

BBVA

MILLION EUROS	1H02	Δ %
NET INTEREST INCOME	1,533	10.7%
BASIC INCOME	2,176	6.1%
ORDINARY INCOME	2,195	5.4%
OPERATING INCOME	**1,043**	**15.6%**
Memorandum Item: Op. Inc. ex – (Div. & Mk. Op.)	1,023	17.7%

BBVA



Y-o-Y GROWTH
MEAN BALANCES (%)
Mar-01
Jun-01
Sep-01
1-Dec
Mar-02
Jun-02
BBVA


MEAN BALANCES
BILLION EUROS
91.0
+1.5%
92.4
25.3
27.5
CURRENT AND
SAVING ACCOUNTS
(+8.7%)
65.7
64.9
REST OF
DEPOSITS
(-1.2%)
Jun-01
Jun-02
BBVA



(%)
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02


RETAIL BANKING.
BILLION EUROS
18.3
LENDING MARGIN
2.14%
45.4
CUSTOMER SPREAD
5.03%
45.9
CUSTOMER SPREAD
4.73%
24.8
LENDING MARGIN
2.74%
++
-
Lending
Funds
1H01
Funds
Lending
1H02
BBVA

FEE INCOME
MILLION EUROS

			Δ%
TOTAL	643	666	-3.4

BBVA


MILLION EUROS
Δ 1H02/01
-2.2%
1,081
356
725
1H01
1,102
402
700
2H01
1,057
357
700
2H02
PERSONNEL
GENERAL EXP.

Y-o-Y GROWTH FELL FROM +1.6% IN MARCH TO -2.2% IN JUNE

BBVA


EFFICIENCY RATIO (%)
51.9
50.4
48.2
1H01
2001
1H02


HEADCOUNT
BRANCHES
25,746
24,926
Jun-01
Jun-02

- SITUATION IN ARGENTINA
- 1H02 OPERATING INCOME UP TO JUNE
  - RETAIL BANKING IN SPAIN AND PORTUGAL
  - **WHOLESALE AND INVESTMENT BANKING**
  - A. MGT. AND PRIVATE BANKING
  - MEXICO
  - BANKING IN AMERICA
- FROM OPERATING INCOME TO PROFIT
- PROFITABILITY & CAPITAL STRENGTH

BBVA

MILLION EUROS

	1H02	Δ %
NET INTEREST INCOME	351	6.3%
BASIC INCOME	447	2.0%
ORDINARY INCOME	454	-14.2%
OPERATING INCOME	**292**	**-16.8%**
Memorandum Item: Op. Inc. ex – (Div. & Mk. Op.)	247	6.5%

BBVA

WHOLESALE BANKING
Y-o-Y CHANGE (%)
MEAN BALANCES



Mar 01
Jun 01
Sep 01
Dec 01
Mar 02
Jun 02

BBVA

SPREADS: LENDING YIELD vs 1 MONTH EURIBOR (%)


1H01
2H01
1H02

BBVA


MILLION EUROS
Δ 1H02/01
-10.9%
108
96
SECURITIES
(-52.2%)
23
11
REST OF
FEE INCOME
(0%)
85
85
1H01
1H02
BBVA


MILLION EUROS
91
-92.4%
7
1H01
1H02
BBVA


MILLION EUROS
Δ 1H02/01
-9.4%
170
56
114
169
64
105
154
59
95
GENERAL EXP.
PERSONNEL
1H01
2H01
1H02
Y-o-Y CHANGE MOVED FROM -3.7% IN MARCH TO -9.4% IN JUNE
BBVA


EFFICIENCY RATIO (%)
32.1
34.6
33.9
1H01
2001
1H02
BBVA



OPERATING INCOME
MILLION EUROS
351
91
260
-16.8%
292
7
285
Mk. Op.
(-92.4%)
OP. INC.
Ex - Mk Op.
(+9.6%)
1H01
1H02
BBVA

- SITUATION IN ARGENTINA
- 1H02 OPERATING INCOME UP TO JUNE
  - RETAIL BANKING IN SPAIN AND PORTUGAL
  - WHOLESALE AND INVESTMENT BANKING
  - A. MGT. AND PRIVATE BANKING
  - MEXICO
  - BANKING IN AMERICA
- FROM OPERATING INCOME TO PROFIT
- PROFITABILITY & CAPITAL STRENGTH

BBVA

MN. EUROS	1H02	Δ %
NET INTEREST INCOME	100	-2.0%
FEE INCOME	293	-11.3%
BASIC INCOME	393	-9.2%
ORDINARY INCOME	437	-0.9%
OPERATING INCOME	**294**	**0.3%**
Memorandum Item: Op. Inc. ex – (Div. & Mk. Op.)	208	-17.4%

BBVA

TOTAL FUNDS MANAGED
MUTUAL FUNDS, PENSIONS AND CUSTOMER PORTFOLIOS
FINAL BALANCE (BN EUROS).


96.1
-5.7%
90.6
Jun-01
Jun-02

WITHOUT EXCHANGE RATE EFFECT, Y-o-Y GROWTH WOULD BE ZERO

BBVA

AVERAGE FEE INCOME OF MUTUAL FUNDS (%)



1Q01
2Q01
3Q01
4Q01
1Q02
2Q02

BBVA


MUTUAL FUNDS STRUCTURE (%)
High Fee Mutual Funds (EQUITY+ MIXED)
Low Fee Mutual Funds (MONEY M.+FIXED+ GUARANTEED)
33
22
67
78
June 01
June 02
BBVA


MILLION EUROS
Δ 1H02/01
-2.2%
134
127
131
47
43
50
87
84
81
GENERAL EXP.
PERSONNEL
1H01
2H01
1H02
BBVA


EFFICIENCY RATIO (%)
30.4
30.7
30.0
1H01
2001
1H02
BBVA

- SITUATION IN ARGENTINA
- 1H02 OPERATING INCOME UP TO JUNE
  - RETAIL BANKING IN SPAIN AND PORTUGAL
  - WHOLESALE AND INVESTMENT BANKING
  - A. MGT. AND PRIVATE BANKING
  - MEXICO
  - BANKING IN AMERICA
- FROM OPERATING INCOME TO PROFIT
- PROFITABILITY & CAPITAL STRENGTH

BBVA

MILLION EUROS

	1H02	Y-o-Y %Δ Actual	Y-o-Y %Δ constant Exch. rates
NET INTEREST INCOME	1.122	-4.3%	-5.8%
BASIC INCOME	1,772	3.9%	2.3%
ORDINARY INCOME	1,897	-3.7%	-5.3%
OPERATING INCOME	837	-3.8%	-5.3%
Memorandum Item:			
Op. Inc. ex – (Div. & Mk. Op.)	693	16.4%	14.6%

BBVA


MILLION CONSTANT EUROS
Δ 1H02/01
-5.8%
218
182
192
205
MEAN 01
1Q02
2Q02
June 02
BBVA

Y-o-Y GROWTH MEAN BALANCES (%)


January
February
March
April
May
June

BBVA


Y-o-Y GROWTH
MEAN BALANCES (%)
107.6
12.3
95.3
37.3%
107.2
16.8
90.4
1H01
1H02
BBVA

(*) Excluding trusts.

(%)



8.46
6.36
5.80
4.95
4.95
4.57
5.08
CUSTOMER FUND SPREAD
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
Jun-02

BBVA


MILLION EUROS
533
22.1%
650
1H01
1H02


OPERATING EXPENSES
MILLION EUROS
916
-4.0%
880
1H01
1H02
BBVA

MILLION EUROS

	1H02	1H01	Chg.	Δ%
NET INTEREST INCOME	1,122	1,172	(50)	-4.3
FEE INCOME	650	533	+117	22.0
EXPENSES + DEPREC.	(1,060)	(1,100)	+40	-3.6
OP. INCOME ex – Market Op.	712	605	+107	17.8

BBVA



OPERATING INCOME
MILLION EUROS
Δ 1H02/01
-3.8%
870
265
605
844
94
750
837
125
712
MK. OP.
(-52.9%)
OP. INCOME
Ex – Mk.Op.
(+17.8%)
1H01
Aver. 01
1H02


EFFICIENCY RATIO (%)
46.5
48.2
46.4
1H01
2001
1H02


HEADCOUNT
BRANCHES
June 01
June 02

BBVA

- SITUATION IN ARGENTINA
- 1H02 OPERATING INCOME UP TO JUNE
  - RETAIL BANKING IN SPAIN AND PORTUGAL
  - WHOLESALE AND INVESTMENT BANKING
  - A. MGT. AND PRIVATE BANKING
  - MEXICO
  - **BANKING IN AMERICA**
- FROM OPERATING INCOME TO PROFIT
- PROFITABILITY & CAPITAL STRENGTH

BBVA

MILLION EUROS

	1H02	Y-o-Y %Δ Actual	Y-o-Y %Δ constant Exch. rates
NET INTEREST INCOME	873	11.3%	26.8%
BASIC INCOME	1,060	10.2%	25.3%
ORDINARY INCOME	1,165	16.7%	32.5%
OPERATING INCOME	**521**	**61.8%**	**81.5%**
Memorandum Item: Op. Inc. ex – (Div. & Mk. Op.)	410	46.1%	64.2%

BBVA


MILLION EUROS
322
61.8%
521
1H01
1H02


OPERATING INCOME
MILLION EUROS
Δ 1H02/01
61.8%
156
166
178
164
239
282
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
BBVA

OPERATING INCOME MILLION EUROS	1H02	Y-o-Y %Δ Actual	Y-o-Y %Δ constant Exch. rates
VENEZUELA	220	112.7%	183.8%
BRAZIL	95	102.4%	130.3%
PERU	62	24.1%	21.1%
PUERTO RICO	49	29.4%	29.4%
CHILE	37	-10.8%	0.5%
COLOMBIA	14	-44.7%	-44.6%
OTHER COUNTRIES	43	n.m	n.m
TOTAL	521	61.8%	81.5%

BBVA


EFFICIENCY (%)
58.2
57.6
47.0
1H01
2001
1H02
HEADCOUNT
BRANCHES
June 01
June 02
BBVA


TOTAL PROVISIONS & OTHERS
MILLION EUROS
Δ 1H02/01
89.7%
60
86
114
148
113
164
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
BBVA

- SITUATION IN ARGENTINA
- 1H02 OPERATING INCOME UP TO JUNE
  - RETAIL BANKING IN SPAIN AND PORTUGAL
  - WHOLESALE AND INVESTMENT BANKING
  - A. MGT. AND PRIVATE BANKING
  - MEXICO
  - BANKING IN AMERICA
- FROM OPERATING INCOME TO PROFIT
- PROFITABILITY & CAPITAL STRENGTH

BBVA

MILLION EUROS	1H02	Change Mill.	Change % Δ
OPERATING INCOME	2,751	+384	+16.3%
EQUITY ACCOUNTING INCOME	79	-284	-78.2%
NET. INCOME ON GROUP OPER.	485	-155	-24.2%
PROVISIONS AND OTHERS	(1,444)	-470	+48.3%
PBT	1,871	-525	-21.9%
NET ATTRIBUTABLE PROFIT	1,166	-114	-8.9%
ARGENTINA*	4	-102	n.m
ATTR. PROFIT EX ARGENTINA	1,162	-12	-1.0%

(*) Argentina by equity accounting

BBVA

EQUITY ACCOUNTING (EX ARGENTINA)
MILLION EUROS

Δ 1H02/01
-52.8%


192
196
Dividends
95
59
38
Net equity accounting income
97
137
100
-62
Average 01
1Q02
2Q02

BBVA HAS ADDITIONALLY SET UP A 209 MILLION EURO SPECIAL FUND TO COVER THE NEGATIVE IMPACT OF TELEFÓNICA'S EXTRA PROVISIONS

BBVA


NET. INCOME ON GROUP OPER.
MILLION EUROS
Δ 1H02/01
-24.2%
640
Finaxa
Axa
Profuturo
485
Metrovacesa
1H01
1H02
BBVA

PROVISIONS AND OTHERS
MILLION EUROS

			Δ %
TOTAL	1,444	974	48.3

BBVA

BBVA GROUP EX ARGENTINA



NPL RATIO (%)
1.62
1.58
1.63
Jun-01
Dec-01
Jun-02



COVERAGE (%)
225
206
195
Jun-01
Dec-01
Jun-02

BBVA

NPL RATIO (%)


1,62
1,58
1,44
BBVA GROUP
EX. ARGENTINA
(ex - reclassification
effect)
Jun-01
Dec-01
Jun-02

BBVA


MILLION EUROS
TAXES
625
278
1H01
1H02
MINORITIES
490
428
1H01
1H02

WHILE MINORITIES DROPPED DUE TO THE LARGER STAKE IN BANCOMER

BBVA

MILLION EUROS	1Q02	Δ%
•SPAIN AND POR. RETAIL	522	+18.4
•MEXICO	214	+2.7
•BANKING IN AMERICA	108	+14.9
SUB-TOTAL	844	+13.6
WHOLESALE & INVEST. BANK	210	-9.1
A. MGT. & PRIV. BANKING	168	-27.6
CORPORATE ACTIVITIES	-56	n.m
NET ATTRIBUTABLE PROFIT	1,166	-8.9

- SITUATION IN ARGENTINA
- 1H02 OPERATING INCOME UP TO JUNE
  - RETAIL BANKING IN SPAIN AND PORTUGAL
  - WHOLESALE AND INVESTMENT BANKING
  - A. MGT. AND PRIVATE BANKING
  - MEXICO
  - BANKING IN AMERICA
- FROM OPERATING INCOME TO PROFIT
- **PROFITABILITY & CAPITAL STRENGTH**

BBVA

Ratio (%)	June-01	Dec-01	June-02
CORE CAPITAL	6.7	6.0	5.9
TIER I	9.5	8.5	8.3
Bank of Spain	10.8	11.4	10.7
BIS TOTAL	12.2	12.6	12.5

(%)

	1H01	2001	1H02
ROE	19.7	18.0	17.2
EFFICIENCY RATIO	51.8	50.4	47.6

Δ EPS (1H02/1H01) -8.9%

BBVA

BBVA



APPENDIX

1. BUSINESS AREAS
2. LATIN AMERICA

BBVA

1. BUSINESS AREAS

1.1 Results

1.2 Balance Sheet

2. LATIN AMERICA

BBVA

	Quarterly evolution					
	1Q 01	**2Q 01**	**3Q 01**	**4Q 01**	**1Q 02**	**2Q 02**
NET INTEREST INCOME	**679**	**706**	**726**	**805**	**769**	**764**
Net fee income	319	347	314	378	319	324
BASIC MARGIN	**998**	**1.053**	**1.040**	**1.183**	**1.088**	**1.088**
Market operations	17	15	8	21	11	8
ORDINARY REVENUE	**1.015**	**1.068**	**1.048**	**1.204**	**1.099**	**1.096**
GENERAL ADMINISTRATIVE EXPENESES	-341	-384	-357	-343	-352	-348
Personnel costs	-175	-181	-176	-226	-172	-185
General expenses	-516	-565	-533	-569	-524	-533
Depreciation and amortization	-37	-36	-37	-36	-35	-35
Other oper. revenues and expenses	-15	-12	-16	-17	-12	-13
OPERATING INCOME	**447**	**455**	**462**	**582**	**528**	**515**
Net income equity method	0	0	0	-4	0	-3
Amortization of Goodwill in consol.	0	0	0	0	0	0
Net income on Group transactions	0	0	-1	1	0	0
Net loan loss provisions	-82	-104	-99	-117	-93	-120
Extraordinary items	-1	3	-3	11	1	4
PRETAX PROFIT	**364**	**354**	**359**	**473**	**436**	**396**
Corporate income tax	-121	-115	-119	-158	-145	-128
NET INCOME	**243**	**239**	**240**	**315**	**291**	**268**
Minority interests	-21	-20	-16	-18	-17	-20
NET ATRIBUTABLE	**222**	**219**	**224**	**297**	**274**	**248**

	Quarterly evolution					
	1Q 01	2Q 01	3Q 01	4Q 01	1Q 02	2Q 02
NET INTEREST INCOME	**160**	**170**	**176**	**191**	**187**	**164**
Net fee income	51	57	37	55	49	47
BASIC MARGIN	**211**	**227**	**213**	**246**	**236**	**211**
Market operations	26	65	8	6	14	-7
ORDINARY REVENUE	**237**	**292**	**221**	**252**	**250**	**204**
GENERAL ADMINISTRATIVE EXPENESES	-54	-60	-52	-53	-49	-46
Personnel costs	-25	-31	-27	-37	-27	-32
General expenses	-79	-91	-79	-90	-76	-78
Depreciation and amortization	-4	-3	-4	-5	-4	-3
Other oper. revenues and expenses	0	-1	-1	1	-1	0
OPERATING INCOME	**154**	**197**	**137**	**158**	**169**	**123**
Net income equity method	3	1	1	2	0	0
Amortization of Goodwill in consol.	0	0	0	0	0	0
Net income on Group transactions	0	0	0	0	0	0
Net loan loss provisions	-23	-17	-21	-68	-37	-28
Extraordinary items	17	10	9	2	19	11
PRETAX PROFIT	**151**	**191**	**126**	**94**	**151**	**106**
Corporate income tax	-37	-54	-33	-21	-42	-28
NET INCOME	**114**	**137**	**93**	**73**	**109**	**78**
Minority interests	-10	-9	-11	-11	-10	-9
NET ATRIBUTABLE	**104**	**128**	**82**	**62**	**99**	**69**

BBVA

	Quarterly evolution					
	1Q 01	2Q 01	3Q 01	4Q 01	1Q 02	2Q 02
NET INTEREST INCOME	**45**	**57**	**51**	**54**	**51**	**49**
Net fee income	166	165	147	155	151	142
BASIC MARGIN	**211**	**222**	**198**	**209**	**202**	**191**
Market operations	-5	13	-38	41	11	33
ORDINARY REVENUE	**206**	**235**	**160**	**250**	**213**	**224**
GENERAL ADMINISTRATIVE EXPENESES	-41	-46	-40	-44	-42	-39
Personnel costs	-22	-25	-19	-24	-23	-27
General expenses	-63	-71	-59	-68	-65	-66
Depreciation and amortization	-6	-7	-5	-5	-5	-5
Other oper. revenues and expenses	0	-1	-1	-1	-2	0
OPERATING INCOME	**137**	**156**	**95**	**176**	**141**	**153**
Net income equity method	3	26	10	13	17	11
Amortization of Goodwill in consol.	0	0	0	0	0	0
Net income on Group transactions	28	15	-2	0	0	1
Net loan loss provisions	-1	0	0	-2	0	1
Extraordinary items	-5	3	1	-11	-4	-5
PRETAX PROFIT	**162**	**200**	**104**	**176**	**154**	**161**
Corporate income tax	-25	-41	-22	-23	-26	-31
NET INCOME	**137**	**159**	**82**	**153**	**128**	**130**
Minority interests	-31	-34	4	-32	-25	-23
NET ATRIBUTABLE	**106**	**125**	**86**	**121**	**103**	**107**

BBVA

Millions of euros	1Q 01	2Q 01	3Q 01	4Q 01	1Q 02	2Q 02
	Quarterly evolution					
NET INTEREST INCOME	**634**	**539**	**748**	**688**	**571**	**551**
Net fee income	213	320	343	283	339	311
BASIC MARGIN	**846**	**858**	**1.091**	**970**	**910**	**862**
Market operations	86	179	(98)	20	58	66
ORDINARY REVENUE	**933**	**1.038**	**993**	**991**	**969**	**928**
GENERAL ADMINISTRATIVE EXPENESES	(233)	(245)	(275)	(247)	(259)	(243)
Personnel costs	(215)	(224)	(235)	(231)	(202)	(175)
General expenses	(448)	(468)	(510)	(478)	(462)	(418)
Depreciation and amortization	(45)	(53)	(50)	(47)	(51)	(45)
Other oper. revenues and expenses	(29)	(56)	(46)	(34)	(46)	(38)
OPERATING INCOME	**410**	**460**	**388**	**431**	**410**	**427**
Net income equity method	17	2	11	(33)	7	(23)
Net income on Group transactions	0	0	(4)	13	(4)	(1)
Net loan loss provisions	(105)	(118)	(126)	(219)	(123)	(97)
Extraordinary items	39	(55)	40	55	(8)	2
PRETAX PROFIT	**360**	**290**	**309**	**248**	**281**	**308**
Corporate income tax	(95)	(117)	(104)	(65)	(91)	(92)
NET INCOME	**266**	**173**	**205**	**182**	**190**	**216**
Minority interests	155	76	103	95	90	(102)
NET ATRIBUTABLE	**111**	**97**	**102**	**88**	**100**	**114**

BBVA

	Quarterly evolution					
	1Q 01	2Q 01	3Q 01	4Q 01	1Q 02	2Q 02
NET INTEREST INCOME	**377**	**407**	**385**	**396**	**437**	**436**
Net fee income	84	93	91	97	94	93
BASIC MARGIN	**461**	**500**	**476**	**493**	**531**	**529**
Market operations	22	15	24	11	37	68
ORDINARY REVENUE	**483**	**515**	**500**	**504**	**568**	**597**
GENERAL ADMINISTRATIVE EXPENESES	-156	-166	-159	-168	-161	-149
Personnel costs	-126	-133	-118	-125	-119	-118
General expenses	-282	-299	-277	-293	-280	-267
Depreciation and amortization	-37	-40	-36	-40	-41	-38
Other oper. revenues and expenses	-8	-10	-9	-7	-8	-10
OPERATING INCOME	**156**	**166**	**178**	**164**	**239**	**282**
Net income equity method	-1	-1	-1	-3	0	3
Amortization of Goodwill in consol.	0	0	0	0	0	0
Net income on Group transactions	-1	1	4	0	0	-2
Net loan loss provisions	-41	-53	-63	-101	-90	-97
Extraordinary items	-27	-33	-33	-22	-40	-96
PRETAX PROFIT	**86**	**80**	**85**	**38**	**109**	**90**
Corporate income tax	-14	-13	-16	1	-15	-21
NET INCOME	**72**	**67**	**69**	**39**	**94**	**69**
Minority interests	-21	-24	-20	10	-34	-21
NET ATRIBUTABLE	**51**	**43**	**49**	**49**	**60**	**48**

	Quarterly evolution					
	1Q 01	2Q 01	3Q 01	4Q 01	1Q 02	2Q 02
NET INTEREST INCOME	**21**	**129**	**-21**	**38**	**-10**	**-2**
Net fee income	-22	-25	-21	-44	-26	-26
BASIC MARGIN	**-1**	**104**	**-42**	**-6**	**-36**	**-28**
Market operations	-135	-102	291	-39	36	17
ORDINARY REVENUE	**-136**	**2**	**249**	**-45**	**0**	**-11**
GENERAL ADMINISTRATIVE EXPENESES	-103	-119	-92	-111	-96	-104
Personnel costs	27	28	-2	46	20	31
General expenses	-76	-91	-94	-65	-76	-73
Depreciation and amortization	-34	-35	-34	-32	-31	-34
Other oper. revenues and expenses	-3	2	-1	-7	-8	-3
OPERATING INCOME	**-249**	**-122**	**120**	**-149**	**-115**	**-121**
Net income equity method	200	113	184	-376	108	-41
Amortization of Goodwill in consol.	-106	-123	-125	-269	-136	-126
Net income on Group transactions	245	352	-33	336	116	375
Net loan loss provisions	-51	5	30	-11	-50	-176
Extraordinary items	-66	-41	-149	238	21	-176
PRETAX PROFIT	**-27**	**184**	**27**	**-231**	**-56**	**-265**
Corporate income tax	30	-23	-5	209	49	293
NET INCOME	**3**	**161**	**22**	**-22**	**-7**	**28**
Minority interests	-44	-46	-29	-47	-42	-35
NET ATRIBUTABLE	**-41**	**115**	**-7**	**-69**	**-49**	**-7**

BBVA

1. BUSINESS AREAS

1.1 Results

1.2 Balance Sheet

2. LATIN AMERICA

[redacted]

Millions of euros	31/03/01	30/06/01	30/09/01	31/12/01	31/03/02	30/06/02
Loans	66.528	68.101	68.945	71.914	72.940	75.352
Securities portfolio	496	510	577	653	859	442
Cash, interbank&monetary assets	2.109	1.249	1.269	1.164	1.219	1.943
Inter - area positions	9.500	8.287	8.027	7.390	8.769	9.784
Fixed assets	935	918	885	889	859	846
Other assets	1.818	1.965	1.888	1.825	1.724	1.679
TOTAL ASSETS=LIABILITIES	**81.386**	**81.030**	**81.591**	**83.835**	**86.370**	**90.046**
Deposits and debt securities	46.729	48.125	48.086	47.875	47.727	49.201
Income for the period	243	482	722	1.037	291	559
Equity assigned	4.993	5.566	5.748	5.922	5.851	6.012
Shareholders' funds	3.020	3.409	3.418	3.514	3.361	3.454
Other elegible funds	1.973	2.157	2.330	2.408	2.490	2.558
Interbank accounts	3.523	3.258	3.254	3.313	3.464	3.631
Inter - area positions	22.762	20.150	20.339	22.163	25.532	26.718
Other elegible funds	3.136	3.449	3.442	3.525	3.505	3.925

BBVA

Millions of euros	31/03/01	30/06/01	30/09/01	31/12/01	31/03/02	30/06/02
Loans	38.337	39.059	38.588	41.154	41.013	39.878
Securities portfolio	25.325	26.681	25.362	24.453	22.328	21.232
Cash, interbank&monetary assets	37.217	29.090	26.735	25.850	24.771	26.247
Inter - area positions	44.567	50.803	55.029	56.386	60.014	60.056
Fixed assets	89	81	72	70	71	70
Other assets	5.863	6.738	7.177	5.666	5.470	5.175
TOTAL ASSETS=LIABILITIES	**151.398**	**152.452**	**152.963**	**153.579**	**153.667**	**152.658**
Deposits and debt securities	27.593	27.421	26.294	25.832	30.587	33.400
Income for the period	114	251	344	417	109	187
Equity assigned	2.258	2.368	2.510	2.632	2.503	2.515
Shareholders' funds	1.307	1.374	1.430	1.491	1.389	1.397
Other elegible funds	951	994	1.080	1.141	1.114	1.118
Interbank accounts	79.249	76.998	72.695	77.368	73.425	72.578
Inter - area positions	29.886	32.141	37.638	33.111	33.624	30.899
Other elegible funds	12.298	13.273	13.482	14.219	13.419	13.079

Millions of euros	31/03/01	30/06/01	30/09/01	31/12/01	31/03/02	30/06/02
Loans	2.299	2.356	2.237	2.290	2.255	2.086
Securities portfolio	1.083	1.074	965	1.380	831	835
Cash, interbank&monetary assets	7.807	10.018	9.556	9.902	9.732	7.980
Inter - area positions	335	423	372	509	502	72
Fixed assets	227	165	155	160	159	146
Other assets	217	237	242	212	164	145
TOTAL ASSETS=LIABILITIES	**11.968**	**14.273**	**13.527**	**14.453**	**13.643**	**11.264**
Deposits and debt securities	6.947	7.629	7.004	8.146	8.223	6.816
Income for the period	137	296	378	531	128	258
Equity assigned	1.403	1.382	1.360	1.332	1.244	1.148
Shareholders' funds	599	606	578	622	706	646
Other elegible funds	804	776	782	710	538	502
Interbank accounts	2.523	4.017	3.919	3.483	3.090	2.715
Inter - area positions	492	505	502	678	581	0
Other elegible funds	466	444	364	283	377	327

Millions of euros	31/03/01	30/06/01	30/09/01	31/12/01	31/03/02	30/06/02
Loans	19.488	20.635	18.215	19.834	19.875	15.806
Securities portfolio	33.671	34.378	30.870	30.582	31.890	25.431
Cash, interbank&monetary assets	7.465	10.226	15.739	15.179	16.714	13.405
Inter - area positions	315	366	361	392	470	359
Fixed assets	2.924	3.081	2.476	2.609	2.634	2.016
Other assets	4.492	4.443	3.976	5.239	5.703	4.884
TOTAL ASSETS=LIABILITIES	**68.355**	**73.129**	**71.637**	**73.835**	**77.286**	**61.901**
Deposits and debt securities	45.240	51.057	46.771	52.649	51.854	40.832
Income for the period	266	438	643	825	190	406
Equity assigned	2.752	2.691	2.213	2.224	2.987	2.484
Shareholders' funds	830	1.471	1.120	1.145	1.429	1.244
Other elegible funds	1.922	1.220	1.093	1.079	1.558	1.240
Interbank accounts	11.101	10.450	14.266	12.965	16.060	12.067
Inter - area positions	6	62	54	40	49	0
Other elegible funds	8.990	8.431	7.690	5.132	6.146	6.112

Millions of euros	31/03/01	30/06/01	30/09/01	31/12/01	31/03/02	30/06/02
Loans	14.471	15.810	14.272	15.832	15.143	12.818
Securities portfolio	7.037	6.812	5.840	6.495	6.650	5.868
Cash, interbank&monetary assets	5.076	5.623	4.771	5.589	4.642	3.002
Inter - area positions	0	1	1	59	469	806
Fixed assets	1.257	1.240	1.029	1.089	1.103	869
Other assets	1.658	1.937	1.495	1.245	2.008	1.517
TOTAL ASSETS=LIABILITIES	**29.499**	**31.423**	**27.408**	**30.309**	**30.015**	**24.880**
Deposits and debt securities	18.421	19.413	17.141	19.202	17.838	15.073
Income for the period	72	139	208	247	94	163
Equity assigned	2.443	2.593	2.212	2.630	3.277	2.526
Shareholders' funds	1.770	1.929	1.627	2.030	2.687	2.088
Other elegible funds	673	664	585	600	590	438
Interbank accounts	6.783	7.445	6.146	6.694	6.323	4.778
Inter - area positions	35	82	77	82	3	0
Other elegible funds	1.745	1.751	1.624	1.454	2.480	2.340

BBVA

Millions of euros	31/03/01	30/06/01	30/09/01	31/12/01	31/03/02	30/06/02
Loans	2.673	3.283	4.088	3.058	3.216	2.698
Securities portfolio	19.605	21.999	21.326	23.807	26.348	25.376
Cash, interbank&monetary assets	30.758	23.857	21.421	17.741	18.220	23.168
Inter - area positions	0	0	0	0	0	0
Fixed assets	6.443	6.710	6.521	6.448	6.333	6.263
Other assets	7.435	6.805	6.379	9.375	7.683	8.543
TOTAL ASSETS=LIABILITIES	**66.914**	**62.654**	**59.735**	**60.429**	**61.800**	**66.048**
Deposits and debt securities	41.982	42.139	41.356	41.859	41.672	46.624
Income for the period	3	164	186	164	-7	21
Equity assigned	10.625	10.058	9.970	9.397	10.398	8.498
Shareholders' funds	5.760	4.712	4.759	3.372	4.054	3.235
Other elegible funds	4.865	5.346	5.211	6.025	6.344	5.263
Interbank accounts	13.814	6.534	5.491	3.783	3.399	-629
Inter - area positions	1.536	6.940	5.180	8.662	10.435	13.460
Other elegible funds	-1.046	-3.181	-2.448	-3.436	-4.097	-1.926

BBVA

	31/03/01	30/06/01	30/09/01	31/12/01	31/03/02	30/06/02
Retail Bk. in Spain and Portugal	1,18	1,14	1,13	1,14	1,11	1,04
Wholesale & Investment banking	0,37	0,34	0,33	0,51	0,60	0,73
Asset Mgt. & Private banking	0,33	0,29	0,20	0,21	0,18	0,21
México	5,04	4,10	4,50	3,37	2,82	3,32
Banking in America	3,88	3,50	3,43	4,03	4,39	4,04

	31/03/01	30/06/01	30/09/01	31/12/01	31/03/02	30/06/02
Retail Banking in Spain and Portu	156	169	177	180	191	210
Wholesale & Investment banking	588	403	436	302	249	217
Asset Mgt. & Private banking	1.897	525	821	702	867	781
México	270	314	281	320	375	322
Banking in America	153	160	172	139	137	144

BBVA

1. BUSINESS AREAS

2. LATIN AMERICA

2.1 Banking in America results

2.2 Banking in America balance sheet

2.3 NPLs and Coverage

2.4 Employees and branches

BBVA

[redacted]

Millions of euros	1Q 01	2Q 01	3Q 01	4Q 01	1Q 02	2Q 02
	Quarterly evolution					
NET INTEREST INCOME	**72**	**79**	**67**	**55**	**93**	**96**
Net fee income	17	15	11	14	17	19
BASIC MARGIN	**88**	**94**	**78**	**69**	**110**	**116**
Market operations	8	3	6	0	8	7
ORDINARY REVENUE	**96**	**97**	**84**	**69**	**118**	**123**
GENERAL ADMINISTRATIVE EXPENESES	-37	-38	-34	-35	-37	-35
Personnel costs	-25	-28	-24	-23	-26	-25
General expenses	-61	-66	-58	-58	-63	-60
Depreciation and amortization	-7	-9	-8	-9	-11	-10
Other oper. revenues and expenses	-1	-2	0	-1	0	-1
OPERATING INCOME	**27**	**20**	**19**	**1**	**43**	**51**
Net income equity method	0	0	0	-1	0	0
Net income on Group transactions	0	0	0	0	0	0
Net loan loss provisions	-7	-9	-8	-8	-14	-13
Extraordinary items	-9	-8	-5	0	-10	-17
PRETAX PROFIT	**11**	**3**	**6**	**-8**	**19**	**22**
Corporate income tax	-5	-2	-4	-1	-6	-12
NET INCOME	**5**	**1**	**2**	**-8**	**13**	**10**
Minority interests	0	0	0	0	0	0
NET ATRIBUTABLE	**5**	**1**	**2**	**-8**	**13**	**10**

BBVA

[redacted]

Millions of euros	1Q 01	2Q 01	3Q 01	4Q 01	1Q 02	2Q 02
	Quarterly evolution					
NET INTEREST INCOME	**42**	**45**	**34**	**35**	**43**	**37**
Net fee income	13	15	14	13	15	15
BASIC MARGIN	**55**	**60**	**48**	**48**	**57**	**52**
Market operations	4	4	3	-1	-3	3
ORDINARY REVENUE	**59**	**63**	**51**	**47**	**55**	**54**
GENERAL ADMINISTRATIVE EXPENESES	-24	-23	-22	-21	-24	-20
Personnel costs	-15	-14	-13	-14	-13	-13
General expenses	-39	-37	-35	-34	-36	-33
Depreciation and amortization	-8	-9	-8	-8	-9	-11
Other oper. revenues and expenses	-2	-2	-2	-2	-2	-4
OPERATING INCOME	**9**	**16**	**6**	**3**	**8**	**7**
Net income equity method	0	-2	1	0	0	3
Net income on Group transactions	-1	0	0	0	0	-2
Net loan loss provisions	3	-8	0	-9	-6	-2
Extraordinary items	-11	-6	-3	-1	-2	-4
PRETAX PROFIT	**1**	**0**	**4**	**-7**	**0**	**2**
Corporate income tax	-1	-2	-2	-1	0	-3
NET INCOME	**0**	**-2**	**2**	**-7**	**0**	**-1**
Minority interests	1	-1	0	2	-4	0
NET ATRIBUTABLE	**1**	**-3**	**2**	**-6**	**-4**	**-1**

BBVA

[redacted]

Millions of euros	Quarterly evolution					
	1Q 01	2Q 01	3Q 01	4Q 01	1Q 02	2Q 02
NET INTEREST INCOME	**41**	**39**	**37**	**36**	**34**	**38**
Net fee income	6	8	6	7	7	7
BASIC MARGIN	**47**	**47**	**43**	**43**	**42**	**46**
Market operations	2	1	5	3	3	1
ORDINARY REVENUE	**49**	**48**	**48**	**46**	**45**	**47**
GENERAL ADMINISTRATIVE EXPENESES	-13	-13	-12	-12	-12	-12
Personnel costs	-11	-12	-10	-11	-10	-10
General expenses	-23	-25	-22	-23	-22	-22
Depreciation and amortization	-3	-4	-3	-5	-5	-5
Other oper. revenues and expenses	0	0	0	0	0	0
OPERATING INCOME	**22**	**20**	**23**	**19**	**18**	**20**
Net income equity method	0	0	0	0	0	0
Net income on Group transactions	0	0	0	0	0	0
Net loan loss provisions	-10	-8	-11	-10	-12	-8
Extraordinary items	0	-4	-3	-7	-2	-3
PRETAX PROFIT	**12**	**8**	**9**	**2**	**4**	**9**
Corporate income tax	-2	-1	-1	2	-2	-1
NET INCOME	**10**	**8**	**8**	**3**	**2**	**8**
Minority interests	-4	-3	-3	0	-2	-2
NET ATRIBUTABLE	**6**	**5**	**5**	**3**	**0**	**6**

BBVA

Millions of euros	1Q 01	2Q 01	3Q 01	4Q 01	1Q 02	2Q 02
	Quarterly evolution					
NET INTEREST INCOME	**37**	**40**	**39**	**38**	**40**	**37**
Net fee income	16	16	17	18	19	18
BASIC MARGIN	**53**	**55**	**56**	**56**	**58**	**56**
Market operations	5	3	3	1	8	5
ORDINARY REVENUE	**57**	**58**	**59**	**57**	**67**	**61**
GENERAL ADMINISTRATIVE EXPENESES	-16	-16	-16	-17	-17	-16
Personnel costs	-10	-10	-10	-11	-11	-11
General expenses	-26	-27	-27	-27	-27	-27
Depreciation and amortization	-5	-5	-5	-4	-4	-4
Other oper. revenues and expenses	-2	-2	-2	-2	-2	-1
OPERATING INCOME	**25**	**25**	**26**	**24**	**33**	**29**
Net income equity method	0	0	0	-1	0	0
Net income on Group transactions	0	0	0	0	0	0
Net loan loss provisions	-20	-15	-18	-14	-14	-13
Extraordinary items	0	-3	-2	2	-5	-5
PRETAX PROFIT	**4**	**7**	**7**	**11**	**14**	**11**
Corporate income tax	-1	-2	-2	-4	-4	0
NET INCOME	**3**	**5**	**5**	**7**	**11**	**11**
Minority interests	-1	-1	-1	24	-6	-6
NET ATRIBUTABLE	**2**	**4**	**4**	**32**	**4**	**5**

BBVA

Millions of euros	Quarterly evolution 1Q 01	2Q 01	3Q 01	4Q 01	1Q 02	2Q 02
NET INTEREST INCOME	**41**	**47**	**46**	**42**	**47**	**43**
Net fee income	5	5	7	6	6	6
BASIC MARGIN	**46**	**52**	**53**	**49**	**53**	**49**
Market operations	-2	-1	0	0	7	0
ORDINARY REVENUE	**43**	**51**	**53**	**49**	**60**	**48**
GENERAL ADMINISTRATIVE EXPENESES	-12	-13	-13	-14	-14	-13
Personnel costs	-13	-15	-14	-16	-14	-14
General expenses	-26	-27	-26	-30	-28	-27
Depreciation and amortization	-2	-2	-2	-3	-2	-2
Other oper. revenues and expenses	0	0	0	0	0	0
OPERATING INCOME	**15**	**22**	**25**	**16**	**30**	**19**
Net income equity method	0	0	0	0	0	0
Net income on Group transactions	0	0	0	0	0	0
Net loan loss provisions	-5	-6	-7	-21	-9	-11
Extraordinary items	1	0	-1	-2	-1	-1
PRETAX PROFIT	**11**	**16**	**17**	**-6**	**19**	**8**
Corporate income tax	-2	-3	-3	7	-3	-1
NET INCOME	**9**	**13**	**13**	**1**	**16**	**6**
Minority interests	0	0	0	0	0	0
NET ATRIBUTABLE	**9**	**13**	**13**	**1**	**16**	**6**

[redacted]

Millions of euros	1Q 01	2Q 01	3Q 01	4Q 01	1Q 02	2Q 02
	Quarterly evolution					
NET INTEREST INCOME	**134**	**147**	**151**	**178**	**169**	**159**
Net fee income	27	32	33	37	29	25
BASIC MARGIN	**162**	**179**	**184**	**215**	**198**	**184**
Market operations	6	5	5	8	12	30
ORDINARY REVENUE	**167**	**183**	**190**	**223**	**210**	**213**
GENERAL ADMINISTRATIVE EXPENESES	-53	-60	-60	-67	-55	-42
Personnel costs	-50	-53	-46	-49	-45	-39
General expenses	-103	-113	-106	-117	-100	-81
Depreciation and amortization	-11	-11	-11	-10	-10	-5
Other oper. revenues and expenses	-4	-5	-4	-4	-4	-3
OPERATING INCOME	**49**	**54**	**69**	**92**	**96**	**124**
Net income equity method	0	0	0	-1	0	1
Net income on Group transactions	0	0	4	0	0	0
Net loan loss provisions	0	-5	-16	-32	-30	-36
Extraordinary items	-9	-11	-21	-13	-19	-60
PRETAX PROFIT	**40**	**38**	**36**	**46**	**47**	**29**
Corporate income tax	-2	-3	-3	-3	-2	-2
NET INCOME	**38**	**35**	**34**	**43**	**45**	**27**
Minority interests	-17	-19	-16	-15	-21	-13
NET ATRIBUTABLE	**20**	**16**	**18**	**28**	**24**	**14**

Millions of euros	Quarterly evolution					
	1Q 01	**2Q 01**	**3Q 01**	**4Q 01**	**1Q 02**	**2Q 02**
NET INTEREST INCOME	**10**	**11**	**11**	**12**	**12**	**24**
Net fee income	1	2	2	2	1	3
BASIC MARGIN	**12**	**14**	**13**	**14**	**13**	**27**
Market operations	1	1	1	0	1	23
ORDINARY REVENUE	**12**	**14**	**14**	**14**	**14**	**50**
GENERAL ADMINISTRATIVE EXPENESES	-3	-3	-3	-3	-2	-10
Personnel costs	-1	-2	-1	-1	-1	-6
General expenses	-4	-4	-4	-4	-4	-16
Depreciation and amortization	0	-1	0	0	-1	-1
Other oper. revenues and expenses	0	0	0	0	0	0
OPERATING INCOME	**8**	**9**	**10**	**9**	**10**	**34**
Net income equity method	0	0	-1	0	0	0
Net income on Group transactions	0	0	0	0	0	0
Net loan loss provisions	-1	-2	-3	-7	-3	-14
Extraordinary items	1	0	0	0	0	-9
PRETAX PROFIT	**7**	**8**	**5**	**2**	**6**	**10**
Corporate income tax	0	-1	-1	-2	-1	-1
NET INCOME	**7**	**6**	**4**	**0**	**6**	**9**
Minority interests	0	0	0	0	0	0
NET ATRIBUTABLE	**7**	**6**	**4**	**0**	**5**	**9**

* Panamá, Paraguay, and Uruguay

1. BUSINESS AREAS

2. LATIN AMERICA

2.1 Banking in America results

2.2 Banking in America balance sheet

2.3 NPLs and Coverage

2.4 Employees and branches

BBVA

Millions of euros	31/03/01	30/06/01	30/09/01	31/12/01	31/03/02	30/06/02
Loans	1.846	2.189	2.022	2.484	2.623	2.134
Securities portfolio	1.572	1.423	1.254	1.347	1.389	1.231
Cash, interbank&monetary assets	1.763	2.068	1.466	2.028	1.738	958
Inter - area positions	0	0	0	0	129	128
Fixed assets	234	232	187	226	226	159
Other assets	292	300	312	193	491	414
TOTAL ASSETS=LIABILITIES	**5.707**	**6.211**	**5.241**	**6.278**	**6.596**	**5.025**
Deposits and debt securities	1.905	2.084	1.812	2.264	2.595	2.007
Income for the period	5	7	9	1	13	23
Equity assigned	376	394	312	429	1.186	840
Shareholders' funds	376	394	312	429	1.186	840
Other elegible funds	0	0	0	0	0	0
Interbank accounts	3.043	3.395	2.799	3.324	2.410	1.704
Inter - area positions	2	3	4	5	0	0
Other elegible funds	376	328	305	255	392	452

Millions of euros	31/03/01	30/06/01	30/09/01	31/12/01	31/03/02	30/06/02
Loans	1.451	1.526	1.385	1.533	1.451	1.258
Securities portfolio	631	678	646	929	831	667
Cash, interbank&monetary assets	147	103	183	230	170	163
Inter - area positions	0	0	0	3	101	100
Fixed assets	307	301	271	278	288	232
Other assets	100	120	98	96	89	68
TOTAL ASSETS=LIABILITIES	**2.636**	**2.729**	**2.583**	**3.069**	**2.929**	**2.488**
Deposits and debt securities	1.607	1.610	1.552	1.862	1.741	1.430
Income for the period	0	-2	0	-7	0	-1
Equity assigned	265	288	264	278	262	219
Shareholders' funds	228	279	251	265	250	209
Other elegible funds	37	9	13	13	12	10
Interbank accounts	390	413	382	520	435	421
Inter - area positions	22	63	59	61	0	0
Other elegible funds	352	358	326	355	491	418

BBVA

Millions of euros	31/03/01	30/06/01	30/09/01	31/12/01	31/03/02	30/06/02
Loans	2.859	2.948	2.521	2.892	2.920	2.593
Securities portfolio	851	751	570	626	705	635
Cash, interbank&monetary assets	67	94	72	169	143	87
Inter - area positions	0	0	0	0	44	43
Fixed assets	157	154	133	148	152	124
Other assets	547	769	404	381	850	550
TOTAL ASSETS=LIABILITIES	**4.481**	**4.715**	**3.700**	**4.217**	**4.813**	**4.031**
Deposits and debt securities	3.418	3.627	2.838	3.261	3.358	3.062
Income for the period	10	18	26	29	2	10
Equity assigned	524	425	357	395	425	348
Shareholders' funds	365	268	224	249	270	225
Other elegible funds	159	157	133	146	155	123
Interbank accounts	361	284	226	296	535	276
Inter - area positions	6	7	7	8	0	0
Other elegible funds	162	355	247	228	493	336

BBVA

Millions of euros	31/03/01	30/06/01	30/09/01	31/12/01	31/03/02	30/06/02
Loans	1.746	1.894	1.719	1.837	1.826	1.661
Securities portfolio	493	494	516	673	780	595
Cash, interbank&monetary assets	1.058	1.088	1.108	1.054	951	866
Inter - area positions	0	0	0	54	74	64
Fixed assets	112	112	101	105	144	121
Other assets	106	118	94	106	108	87
TOTAL ASSETS=LIABILITIES	**3.515**	**3.706**	**3.538**	**3.829**	**3.883**	**3.394**
Deposits and debt securities	2.808	2.973	2.809	2.988	2.977	2.622
Income for the period	3	8	13	20	11	21
Equity assigned	267	280	258	266	291	249
Shareholders' funds	122	121	103	106	148	124
Other elegible funds	145	159	155	160	143	125
Interbank accounts	120	115	160	190	147	155
Inter - area positions	1	2	2	0	0	0
Other elegible funds	316	328	296	365	457	347

Millions of euros	31/03/01	30/06/01	30/09/01	31/12/01	31/03/02	30/06/02
Loans	2.525	2.738	2.431	2.701	2.153	1.249
Securities portfolio	1.506	1.474	1.234	1.360	1.007	863
Cash, interbank&monetary assets	1.381	1.415	1.254	1.474	1.091	653
Inter - area positions	0	0	0	0	107	107
Fixed assets	318	311	216	205	169	117
Other assets	424	447	406	294	324	179
TOTAL ASSETS=LIABILITIES	**6.153**	**6.384**	**5.541**	**6.033**	**4.851**	**3.168**
Deposits and debt securities	4.660	4.715	3.986	4.425	3.091	2.086
Income for the period	38	73	107	150	45	72
Equity assigned	734	756	649	654	622	375
Shareholders' funds	413	428	374	382	354	204
Other elegible funds	321	328	275	272	268	171
Interbank accounts	223	304	319	334	412	169
Inter - area positions	1	2	2	3	0	0
Other elegible funds	497	534	478	467	681	466

Millions of euros	31/03/01	30/06/01	30/09/01	31/12/01	31/03/02	30/06/02
Loans	4.044	4.515	4.194	4.386	4.171	3.922
Securities portfolio	1.985	1.992	1.620	1.560	1.938	1.878
Cash, interbank&monetary assets	662	856	687	633	550	275
Inter - area positions	0	1	1	23	16	368
Fixed assets	129	131	121	127	125	116
Other assets	187	184	181	176	144	219
TOTAL ASSETS=LIABILITIES	**7.007**	**7.678**	**6.805**	**6.904**	**6.944**	**6.777**
Deposits and debt securities	4.024	4.405	4.145	4.401	4.075	3.866
Income for the period	16	35	53	53	22	38
Equity assigned	277	451	372	608	489	496
Shareholders' funds	266	440	363	599	478	486
Other elegible funds	11	11	9	9	11	10
Interbank accounts	2.646	2.935	2.259	2.031	2.384	2.054
Inter - area positions	2	5	3	26	8	4
Other elegible funds	42	-152	-28	-215	-33	320

* Puerto Rico, Panamá, Paraguay, and Uruguay

1. BUSINESS AREAS

2. LATIN AMERICA

2.1 Banking in America results

2.2 Banking in America balance sheet

2.3 NPLs and Coverage

2.4 Employees and branches

BBVA

	JUN.01	DEC.01	JUN.02
PERU	7,97	7,16	6,20
MEXICO	4,10	3,37	3,32
COLOMBIA	5,79	5,28	5,36
VENEZUELA	3,52	6,20	8,88
PUERTO RICO	2,35	2,69	2,37
BRAZIL	1,82	3,16	2,65
CHILE	2,58	2,23	2,17
AMERICA W/O ARGENTINA	**3,84**	**3,66**	**3,64**
ARGENTINA	4,69	4,04	14,82
TOTAL BBVA AMERICA	**3,97**	**3,73**	**4,56**

	JUN.01	DEC.01	JUN.02
PERU	164,1	171,6	189,2
MEXICO	313,5	319,6	321,6
COLOMBIA	172,5	190,3	206,2
VENEZUELA	232,7	114,8	113,5
PUERTO RICO	68,5	71,8	77,3
BRAZIL	180,9	96,1	105,5
CHILE	96,3	119,3	115,9
AMERICA W/O ARGENTINA	**253,0**	**232,0**	**234,0**
ARGENTINA	98,2	326,1	76,5
TOTAL BBVA AMERICA	**225,7**	**252,0**	**191,6**

BBVA

1. BUSINESS AREAS

2. LATIN AMERICA

2.1 Banking in America results

2.2 Banking in America balance sheet

2.3 NPLs and Coverage

2.4 Employees and branches

BBVA

[redacted]

(Banks + AFJP's)	Jun - 02	Change. month Abs.	Change. month %	Change year Abs.	Change year %	Change 12 months Abs.	Change 12 months %
México	28.369	-105	-0,4	-1.387	-4,7	-3.147	-10
Venezuela	8.164	-10	-0,1	-615	-7,0	-1.186	-12,7
Argentina	6.318	-143	-2,2	-658	-9,4	-776	-10,9
Colombia	5.099	-24	-0,5	-276	-5,1	-815	-13,8
Brazil	4.898	-1	0,0	-12	-0,2	-233	-4,5
Chile	3.631	-9	-0,2	-114	-3,0	-204	-5,3
Perú	2.906	24	0,8	41	1,4	174	6,4
Puerto Rico	1.155	-1	-0,1	-9	-0,8	-35	-2,9
El Salvador	447	-23	-4,9	-88	-16,4	-95	-17,5
Uruguay	252	-1	-0,4	-11	-4,2	-9	-3,4
Panamá	216	2	0,9	4	1,9	3	1,4
Bolivia	179	2	1,1	14	8,5	-138	-43,5
Paraguay	92	0	0,0	2	2,2	12	15
TOTAL	**61.726**	**-289**	**-0,5**	**-3.109**	**-4,8**	**-6.449**	**-9,5**

BBVA

(Banks + AFJP's)	Jun - 02	Change over/ Dec-01		Change over Jun-01	
		Abs.	%	Abs.	%
México	1.879	-81	-4,1	-621	-24,8
Argentina	497	-45	-8,3	-31	-5,9
Brazil	478	-5	-1,0	-4	-0,8
Venezuela	397	-1	-0,3	-19	-4,6
Colombia	278	0	0,0	-32	-10,3
Perú	197	1	0,5	-24	-10,9
Chile	182	-3	-1,6	15	9,0
Puerto Rico	56	-6	-9,7	-6	-9,7
Panamá	19	0	0,0	3	18,8
Uruguay	18	18	-	18	-
El Salvador	14	-3	-17,6	-2	-12,5
Bolivia	7	0	0,0	0	0,0
Rest	16	2	14,3	3	23,1
TOTAL	**4.038**	**-123**	**-3,0**	**-700**	**-14,8**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: August 2, 2002

By: ______________________________
Name: Miren Josune Basabe Puntox
Title: Authorized Representative of
Banco Bilbao Vizcaya Argentaria, S.A.